


SMUCKER'S

THE J. M. SMUCKER COMPANY

2013 Annual Report


SMUCKER'S




Folgers




Pillsbury




Crisco




Jif


SMUCKER'S

THE J. M. SMUCKER COMPANY

WHY WE ARE, WHO WE ARE... OUR CULTURE

A culture of dotting the i's and crossing the t's...

Of doing the *right* things and doing *things* right...

A culture of growth – individual and as a company.

It's who we are. It's *because* of who we are.

It's a result of living our Basic Beliefs...

Our Commitment to Each Other. To our consumers and to our customers.

As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...

A culture deeply rooted in our Basic Beliefs...

Guideposts for decisions at every level...

Why we are *who* we are.

A culture that encourages commitment to each other...

Clear communication and collaboration...

Vision...A culture of appreciation.

A *family*-sense of sharing in a job well done...

Where every person makes a difference.

OUR BRANDS

For more than 115 years, The J. M. Smucker Company has been committed to offering consumers quality products that help bring families together to share memorable meals and moments.


SMUCKER'S
THE J. M. SMUCKER COMPANY


SMUCKER'S

Jif

Folgers

Pillsbury

DUNKIN' DONUTS

MILLSTONE

Crisco

Knott's
BERRY FARM

Hungry Jack

EAGLE BRAND
AMERICA'S MOST TRUSTED
BORDEN

CROSSE & BLACKWELL

Martha White

PET

CAFE BUSTELO

PILON

Life is good.

Robin Hood

ADAMS

R.W. KNUDSEN
FAMILY

BICK'S

Double Fruit

MAGNOLIA

GOLDEN TEMPLE

RED RIVER
HOT CEREAL

Santa Cruz ORGANIC

FIVE ROSES

SINCE 1897
Dickinson's

WHITE LILY

Carnation

Laura Scudder's.


SMUCKER'S
THE J. M. SMUCKER COMPANY

OUR PURPOSE

Helping to bring families together to share memorable meals and moments.

CONTENTS

U.S. Retail Coffee 6 | U.S. Retail Consumer Foods 10 | International, Foodservice, and Natural Foods 14 | Sustainability at Smucker 18 | Financial Review 21 | Management's Discussion and Analysis 24 | Consolidated Financial Statements 41 | Notes to Consolidated Financial Statements 46




Jif

OUR FAMILY OF BRANDS

We are honored to own and market trusted iconic food brands and greatly appreciate consumers including our portfolio of products as part of their family meals.


Pillsbury


SMUCKER'S







Crisco



Folgers


DEAR SHAREHOLDERS AND FRIENDS,

We are privileged to be a part of the vitally important food industry. Our family of nearly 5,000 employees recognizes we can have a positive and meaningful impact on society through our continued focus on *Our Purpose* of *helping to bring families together to share memorable meals and moments.*

We are honored that consumers choose our iconic brands and portfolio of trusted products as part of their everyday meals, snacks shared with friends, and family celebrations. It is through these times that we connect with each other, nurture relationships, build meaningful traditions, and create lasting bonds with those most special to us.

At Smucker, we have always believed that how we do things is as important as what we do, and by seeking to fulfill *Our Purpose*, sales and earnings will follow. Our shared *Purpose*, combined with the implementation of our clear Strategy, enables us to best serve our constituents and has ensured that we continue to deliver strong results, as we delivered record sales, earnings, and cash flow in fiscal 2013.

Among the highlights of our record fiscal year:

- Net sales were up 7 percent to $5.9 billion.
- Non-GAAP earnings per share rose 14 percent to $5.37.
- Cash generated from operations increased 17 percent to $856 million, with free cash flow increasing to almost $650 million.
- We repurchased nearly 4 percent of our shares, utilizing nearly $360 million in cash.
- The annual dividend paid per share increased approximately 9 percent.

These results were achieved while introducing a number of innovative new products, successfully capitalizing on new businesses, and making significant investments toward our future growth.

Innovating for Consumers

Our commitment to innovation allows us to continue to meet the ever-changing needs of consumers. New products introduced in the past three years delivered net sales of $530 million in fiscal 2013. This includes more than 60 new products launched in fiscal 2012 and 70 new products in fiscal 2013.

These innovative offerings include our *Folgers Gourmet Selections*® and *Millstone*® K-Cup® pack product lines, which generated sales of nearly $290 million in fiscal 2013. In addition, *Folgers*® *Fresh Breaks*®, a premium, single-serve instant coffee with a more roast-and-ground taste; *Jif*® Hazelnut, our first specialty nut spread offering; new *Pillsbury*® seasonal baking products; new *Dunkin' Donuts*® seasonal coffee flavors; and a line of *Smucker's*® Natural fruit spreads were introduced.

We also have a robust innovation lineup heading into fiscal 2014. We look forward to introducing the *Dunkin' Donuts*® *Bakery Series*™ of flavored coffees, the 100 percent UTZ Certified premium coffee line under the *Life is good*® brand, and expanding our presence in the peanut butter and specialty nut butter segment through *Jif* Whips and *Jif* Almond and *Jif* Cashew butters.

The success of our product innovations is the result of a strong commitment to quality and innovative marketing programs. Our marketing initiatives strive to connect with consumers at the right time and where they are, which is increasingly online. Digital efforts make up approximately 15 percent of our total U.S. Retail marketing spending.

Traditional marketing vehicles, such as television advertising, consumer promotions, and sponsorships, remain a strong focus as well. Twenty-five new television commercials were developed in fiscal 2013. An exciting new marketing initiative is the sponsorship of the 2014 Winter and 2016 Summer U.S. Olympic and Paralympic teams. We are honored to be associated with, and help support, the dreams of U.S. athletes. Related initiatives will span TV advertising, retailer and consumer promotions, product packaging, and digital support behind our participating brands – *Folgers*, *Jif*, *Smucker's*, and *Smucker's*® *Uncrustables*®.

Investing in Our Future

Our record financial results were achieved while also making significant investments toward future growth at our manufacturing facilities and within our supply chain. Restructuring of coffee and fruit spreads operations was largely completed in fiscal 2013, with a goal of making us as efficient and agile as possible. This restructuring is expected to yield $60 million in run-rate savings in fiscal 2014 and is on track to achieve the full $70 million in fiscal 2015.



THE J. M. SMUCKER COMPANY

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share data)	Year Ended April 30, 2013	2012
Net sales	$5,897.7	$5,525.8
Net income and net income per common share:		
Net income	$ 544.2	$ 459.7
Net income per common share – assuming dilution	$ 5.00	$ 4.06
Income and income per common share excluding special project costs:(1)		
Income	$ 584.8	$ 535.6
Income per common share – assuming dilution	$ 5.37	$ 4.73
Common shares outstanding at year end	106,486,935	110,284,715
Number of employees	4,875	4,850

(1) Refer to "Non-GAAP Measures" located on page 32 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.

Acquisitions have also been proven strategic growth drivers that have contributed to sustained growth in recent years. We spent much of fiscal 2013 integrating the Sara Lee foodservice coffee and hot beverage business – that was acquired in January 2012.

The Sara Lee foodservice coffee and hot beverage acquisition has provided the scale necessary for our Foodservice business to generate additional opportunities. One of these is a multiyear licensing and distribution agreement with Cumberland Packing Corp. for its line of tabletop sweeteners including *Sweet'N Low*® and *Sugar In The Raw*®. These products will complement our Foodservice beverage business in the U.S. and Canada, while also expanding our tabletop presence. The addition of these brands also adds to our retail presence in Canada.

Moving Forward

Looking ahead, we expect to continue to invest in our business to build our iconic brands. We will also continue to look for acquisitions that fit our Strategy and contribute to long-term growth. These initiatives should enable us to continue returning value to our shareholders.

In addition to continuing our steady history of dividend growth, we also repurchased approximately 12 percent of our shares outstanding during the past three years. In total, more than $2 billion has been returned to our shareholders since fiscal 2008.

Our achievements demonstrate that our commitment to "doing the *right* things and doing *things* right" as we seek to fulfill *Our Purpose* benefits all our constituents – consumers, customers, employees, suppliers, communities, and shareholders.

The confidence to grow our business and deliver shareholder value is based on our unique culture, guided by our *Basic Beliefs* – *Quality, People, Ethics, Growth,* and *Independence*. Our *Basic Beliefs* help us preserve a culture where collaboration is valued, meaningful relationships are built, and the ability to implement with excellence is expected and recognized.

We especially want to thank our dedicated employees, whose unwavering commitment is an essential element to our success. Additionally, we greatly appreciate the loyalty of our consumers, customers, suppliers, and communities, and are thankful for the continued support from you, our shareholders.

Sincerely,

Tim | Richard

Tim Smucker | Richard Smucker

June 19, 2013



U.S. RETAIL COFFEE

As the market leader in the U.S. at-home coffee category, Smucker competes in all key segments of retail coffee. With a diverse portfolio of brands, product types, packaging forms, and price points, we are able to meet the evolving needs of coffee consumers and to capitalize on growth opportunities. The at-home category has grown into an $8 billion market recognizing significant growth from the single-serve coffee segment.

OUR BRANDS


Folgers


DUNKIN'
DONUTS


MILLSTONE


PILON


CAFE
BUSTELO


Life
is
good.

Offering Consumers Variety and Convenience

As the U.S. retail coffee market continues to evolve and expand, the depth and breadth of our coffee portfolio provides consumers with choices to meet every taste and need. In fiscal 2013, our U.S. Retail Coffee segment net sales were comparable to the prior year at $2.3 billion, while segment profit grew 12 percent to $608 million. A moderation in green coffee costs provided the opportunity to lower pricing during the year. This, along with our brand-building initiatives, contributed to a 4 percent increase in volume for the year.

The *Folgers* brand enjoyed solid performance with volume increasing 3 percent during the year. The strength and relevance of this iconic brand was recently underscored when *Folgers* was named "Coffee Brand of the Year" in the 2013 Harris Poll EquiTrend Rankings. Mainstream roast and ground remains the core of the at-home coffee business, and we sell more mainstream coffee than all other brands combined.

We are focused on building upon our leading market position in mainstream roast and ground coffee. This effort includes the introduction of our Hispanic brands, *Café Bustelo®* and *Café Pilon®*, into new markets.

Much of the growth in the at-home coffee market is occurring as a result of the popularity of single-serve coffee, especially K-Cup® packs. Our K-Cup® pack net sales approached $290 million in fiscal 2013. During the year we expanded our K-Cup® pack product line to 10 varieties, with plans to add two more in fiscal 2014.

Smucker participates in the premium roast and ground coffee category with our *Dunkin' Donuts*, *Folgers Gourmet Selections*, and *Millstone* brands. Volume for the *Dunkin' Donuts* brand grew 11 percent during the year, driven by lower pricing, brand building, and the introduction of new seasonal offerings. During fiscal 2014, we will also launch the year-round *Dunkin' Donuts Bakery Series*, inspired by the brand's bakery heritage. This series features five unique flavors and expands our total *Dunkin' Donuts* offerings to nearly 20 varieties.

Our presence in the premium segment of the coffee market will expand in fiscal 2014 with the launch of the *Life is good* coffee brand. This licensed brand appeals to new consumer groups, including millennials. Its simple message of "the power of optimism" ties in well with our sustainability focus and, as our first brand sourced from 100 percent UTZ Certified coffee, will expand our green coffee sustainability initiatives.

Finally, we recently completed the $70 million expansion of two of our New Orleans coffee manufacturing facilities and look forward to the growth opportunities these expansions will provide.

COFFEE SERVED YOUR WAY

Smucker competes in all key coffee segments and forms across a variety of price points.


Folgers

Folgers Classic Roast®


Folgers

Folgers® Instant


Folgers

Folgers® Instant Sticks


DUNKIN' DONUTS
ORIGINAL BLEND

Dunkin' Donuts® Coffee


Folgers
Fresh

Folgers® Fresh Breaks®



Folgers Gourmet Selections® K-Cup® Packs




Folgers
Black Silk



SEGMENT AS A PERCENTAGE OF NET SALES


39%

● U.S. RETAIL COFFEE

U.S. Retail Coffee is our largest segment in terms of net sales and segment profit.



U.S. RETAIL CONSUMER FOODS

Our consumer foods business competes in a number of large and consumer-relevant categories including peanut butter, fruit spreads, baking mixes and frostings, oils, and sweetened condensed milk. Led by the *Jif* brand, we hold the #1 position in the $2 billion peanut butter category. *Pillsbury* also competes in a $2 billion category. Our namesake, *Smucker's* fruit spreads, competes in a $1 billion category, holding the leading market position.

OUR BRANDS



SMUCKER'S
Jif
Pillsbury
Crisco
EAGLE BRAND
AMERICA'S MOST TRUSTED
Borden
Hungry Jack
Martha White
WHITE LILY


Jif

SEGMENT AS A PERCENTAGE OF NET SALES


38%

● U.S. RETAIL CONSUMER FOODS

With a portfolio of leading brands, U.S. Retail Consumer Foods comprises more than one-third of consolidated sales.

Chocolate Hazelnut Peanut Butter Pinwheel Cookies recipe can be found on jif.com under recipes.

Discovering New Takes on Family Favorites

Innovation continues to be a key focus for the U.S. Retail Consumer Foods segment. Net sales grew 6 percent to $2.2 billion in fiscal 2013, while segment profit increased 6 percent to $415 million.

To build upon *Jif's* position as consumers' favorite peanut butter brand, we introduced new products, as well as new flavors. *Jif® To Go®*, a convenient snacking alternative to peanut butter in a jar, continued to grow during the year, with significant growth coming from the successful launch of Natural and Chocolate Silk varieties. We will further leverage our convenient snack offerings through the upcoming introduction of *Jif* Whips, a line of peanut butter products that is lighter and fluffier for easier dipping and spreading.

We entered the rapidly growing specialty nut spreads category in fiscal 2013 with *Jif* Hazelnut spreads. In fiscal 2014, we will expand our presence with the launch of *Jif* Almond and *Jif* Cashew butters. These innovations within the *Jif* brand strengthen our position as a category leader participating in all nut butter segments.

Expansion through new products extends to the fruit spreads category, where we introduced *Smucker's* Natural fruit spreads. This new line consisting of four flavors with all-natural ingredients, sweetened with sugar, and with no preservatives, provides an additional platform from which to grow our namesake brand.

Building on the iconic *Smucker's* brand, the continued growth of our *Smucker's Uncrustables* sandwiches remains a key focus of growth. Net sales of these convenient, easy-to-serve peanut butter and jelly sandwiches grew 23 percent within the U.S. Retail Consumer Foods segment in fiscal 2013.

We are also making capital investments in our peanut butter and fruit spreads businesses to support future growth.

A new fruit spreads plant in our hometown of Orrville, Ohio, is now operational. Looking ahead, we will also be converting our fruit spreads facility in Memphis, Tennessee, to a peanut butter manufacturing facility that will result in increased peanut butter capacity. We also are expanding our Scottsville, Kentucky, manufacturing plant to accommodate the growing popularity of *Smucker's Uncrustables* sandwiches.

In the baking aisle, innovation and creativity are generating strong momentum for our *Pillsbury* brand, which has launched approximately 60 new items during the past three years. *Pillsbury's* line of seasonal offerings has been especially well-received and has helped drive growth in the baking aisle for our retail customers.

PEANUT BUTTER NEVER LOOKED SO GOOD

Smucker offers an unmatched breadth of peanut butter and specialty nut butter offerings.


Specialty Nut Butter
Natural Stabilized
Convenience
Reduced Fat
Stabilized
Natural
Fortified
Combination PB&J
Organic
Whipped
Jif
Chocolate
Natural Jif
Jif Omega-3
Jif To Go
Smucker's Goober Grape
Reduced Fat Jif
Crunchy
Jif
Creamy
Smucker's Natural
Smucker's Organic
Jif Whips


SMUCKER'S
GRADE A
FANCY
Strawberry
Jam
STRAWBERRIES, HIGH FRUCTOSE CORN SYRUP,
CORN SYRUP, SUGAR, FRUIT PECTIN, CITRIC ACID
NET WT
1/2 OZ
(14g)

INTERNATIONAL, FOODSERVICE, AND NATURAL FOODS

Our International, Foodservice, and Natural Foods businesses encompass sales outside of the U.S. retail markets. Our International operations consist of our Canadian business as well as operations in Mexico and a presence in China. In addition, we are a leading supplier to North American foodservice operators, with a growing line of products. Our *R.W. Knudsen Family®* and *Santa Cruz Organic®* brands also continue to be leaders in the natural foods category.

OUR BRANDS



SMUCKER'S
Folgers
BICK'S
Robin Hood
Carnation
SINCE 1897
Dickinson's
Double Fruit
EAGLE BRAND
R.W. KNUDSEN
GOLDEN TEMPLE
Crisco
FIVE ROSES
Santa Cruz ORGANIC

Extending Our Reach and Capabilities

Net sales for our International, Foodservice, and Natural Foods segment increased 21 percent to $1.4 billion, and segment profit grew 18 percent to $198 million driven by the additional eight months of the acquired Sara Lee foodservice coffee and hot beverage business. With the business integrated, our priority has shifted to growing our liquid coffee concentrate business. This includes the introduction of the trusted *Folgers* brand into the liquid coffee concentrate foodservice market, which should position us to grow our Foodservice business.

In the International area, our minority interest in Seamild, a leader in China's expanding oats category and our partner since fiscal 2012, extended our presence beyond North America and provided us with an entry into this rapidly growing region. Like Smucker, Seamild invests in growth through innovation. It has recently constructed a new state-of-the-art manufacturing campus in northern China to accommodate growth in and around Beijing.

The Seamild collaboration offers the opportunity for us to educate ourselves about the important Chinese market as we seek to identify future categories for expansion, either through acquisitions, additional joint ventures, or by importing our products into China. As part of this learning process, we have established offices in Shanghai and Beijing to facilitate expansion.

In Canada, the majority of our categories achieved volume and share growth during the year. Our coffee business was particularly strong, with our K-Cup® pack offerings in Canada continuing to gain market share in the single-serve segment. Our Canadian baking business also experienced solid growth as consumers turn to trusted brands, like *Robin Hood®* flour, to support their baking needs.

Within Natural Foods, natural and organic beverages sold in the U.S. also enjoyed another year of solid growth, driven by new products and single-fruit offerings like the *R.W. Knudsen Family® Just Juice®* line.

INTERNATIONAL


Robin Hood
flour
Baby Dills
Carnation
Evaporated Milk
SMUCKER'S

The majority of our categories in Canada achieved volume and share growth during the year.

FOODSERVICE


Folgers
SMUCKER'S
Uncrustables

Our acquisition of the Sara Lee foodservice coffee and hot beverage business was key to growth in fiscal 2013.

NATURAL FOODS


ORGANIC
JUST CRANBERRY
ORGANIC
Peanut Butter
ORGANIC

Leading natural and organic brands enjoyed another year of solid growth.




JUST CRANBERRY
JUST BLUEBERRY

SEGMENT AS A PERCENTAGE OF NET SALES


23%

● INTERNATIONAL, FOODSERVICE, AND NATURAL FOODS

This segment represents leading brands sold outside U.S. retail markets.



SUSTAINABILITY AT SMUCKER

*Create a better tomorrow by focusing on preserving our culture, ensuring our long-term **Economic** viability, limiting our **Environmental** impact, and being **Socially** responsible.*

MEASURING OUR IMPACT

Responsibility and citizenship have defined Smucker since our founding. Today, we are pleased to report ongoing and positive progress relating to our *Economic*, *Environmental*, and *Social* impacts. In fiscal 2013, we became the largest U.S. purchaser of UTZ Certified green coffee, expanded our participation in the Carbon Disclosure Project, measured our progress toward our 2014 sustainability goals, and helped achieve an industry goal to remove a combined 1.5 trillion calories from products as a member of the Healthy Weight Commitment Foundation. Read about these accomplishments and more in our 2013 Corporate Responsibility Report available at smuckers.com/investors.

EMISSIONS INTENSITY

(tonnes CO_2e/1,000 EU)



1.27
1.28
1.21
1.25
2009
2010
2011
2012

Emissions intensity broken down by year. Data does not include emissions (or water or energy) from the Rowland Coffee Roasters facility. Equivalent Unit (EU) is an internal measure of volume based on tonnage.

WATER INTENSITY

(gallons/1,000 EU)



4.59
4.61
4.45
4.40
2009
2010
2011
2012

Water intensity broken down by year. Data does not include emissions (or water or energy) from the Rowland Coffee Roasters facility. Equivalent Unit (EU) is an internal measure of volume based on tonnage.

WASTE DIVERTED FROM LANDFILL

(percent)



79.5
73.5
76.1
85.1
2009
2010
2011
2012

Complete information from all facilities is not currently available. Waste surveys in 2013 will complete the data.

DIRECTORS AND OFFICERS

The J. M. Smucker Company

DIRECTORS

Vincent C. Byrd
President and Chief Operating Officer
The J. M. Smucker Company

R. Douglas Cowan [A]
Director and Retired Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo [A, E]
Retired Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio

Paul J. Dolan [E]
Chairman and Chief Executive Officer
Cleveland Indians
Cleveland, Ohio

Elizabeth Valk Long [A, E]
Former Executive Vice President
Time Inc.
New York, New York

Nancy Lopez Knight [G]
Founder
Nancy Lopez Golf Company
Auburn, Alabama

Gary A. Oatey [G]
Executive Chairman
Oatey Co.
Cleveland, Ohio

Alex Shumate [G]
Managing Partner, North America
Squire Sanders (US) LLP
Columbus, Ohio

Mark T. Smucker
President, U.S. Retail Coffee
The J. M. Smucker Company

Richard K. Smucker
Chief Executive Officer
The J. M. Smucker Company

Timothy P. Smucker
Chairman of the Board
The J. M. Smucker Company

William H. Steinbrink [G]
Principal
Unstuk LLC
Shaker Heights, Ohio

Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods
The J. M. Smucker Company

EXECUTIVE OFFICERS

Timothy P. Smucker
Chairman of the Board

Richard K. Smucker
Chief Executive Officer

Dennis J. Armstrong
Senior Vice President, Logistics and Operations Support

Mark R. Belgya
Senior Vice President and Chief Financial Officer

James A. Brown
Vice President, U.S. Grocery Sales

Vincent C. Byrd
President and Chief Operating Officer

John W. Denman
Vice President, Controller and Chief Accounting Officer

Barry C. Dunaway
Senior Vice President and Chief Administrative Officer

Tamara J. Fynan
Vice President, Marketing Services

Jeannette L. Knudsen
Vice President, General Counsel and Corporate Secretary

David J. Lemmon
Vice President and Managing Director, Canada

John F. Mayer
Vice President, U.S. Retail Sales

Kenneth A. Miller
Vice President and General Manager, Foodservice

Steven Oakland
President, International, Foodservice, and Natural Foods

Andrew G. Platt
Vice President, Enterprise Analytics and Insights

Christopher P. Resweber
Senior Vice President, Corporate Communications and Public Affairs

Julia L. Sabin
Vice President, Industry and Government Affairs

Mark T. Smucker
President, U.S. Retail Coffee

Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods

PROPERTIES

Corporate Office:
Orrville, Ohio

Domestic Manufacturing Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Harahan, Louisiana
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
Miami, Florida
New Bethlehem, Pennsylvania
New Orleans, Louisiana (2)
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Suffolk, Virginia
Toledo, Ohio

International Manufacturing Locations:
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada

[A] Audit Committee Member
[E] Executive Compensation Committee Member
[G] Nominating and Corporate Governance Committee Member

BERRIES & CREAM PANCAKE SKEWERS



BRAZILIAN COFFEE



PASTA PRIMAVERA WITH LEMON-CAPER SAUCE



COLD STRAWBERRY & BASIL SOUP



RASPBERRY LEMONADE BARS



ASIAN ORANGE GLAZED SALMON



BRAZILIAN COFFEE

PREP TIME: 10 MIN MAKES: 2 QUARTS

- 1/3 cup unsweetened cocoa
- 1/4 teaspoon salt
- 1 teaspoon ground cinnamon
- 1 (14 oz.) can **Eagle Brand®** Sweetened Condensed Milk
- 5 cups water
- 1 1/3 cups strong brewed **Folgers Classic Roast®** Coffee

DIRECTIONS

1. COMBINE cocoa, salt and cinnamon in 3-quart saucepan. Add sweetened condensed milk; mix well.
2. SLOWLY stir in water and coffee over medium heat; heat thoroughly but do not boil. Serve warm.
3. Brazilian coffee may be stored in refrigerator up to 5 days. Mix well and reheat before serving.

BERRIES & CREAM PANCAKE SKEWERS

PREP TIME: 30 MIN MAKES: 16 SKEWERS

- **Crisco®** Original No-Stick Cooking Spray
- 1 cup **Hungry Jack®** Complete Buttermilk Pancake & Waffle Mix (Just Add Water)
- 3/4 cup water
- 1 (8 oz.) container mascarpone cheese softened or 1 (8 oz.) package cream cheese softened
- 1/4 cup powdered sugar
- 1 teaspoon vanilla extract
- 16 medium strawberries sliced into 3 pieces
- 16 blueberries
- 16 (5 to 6 in.) decorative skewers
- **Hungry Jack®** Original Syrup

DIRECTIONS

1. COAT griddle or large skillet with no-stick cooking spray. Heat to medium heat (325°F).
2. STIR together pancake mix and water in medium bowl until smooth. Let stand 3 minutes. Pour 1 teaspoon batter on hot griddle. Cook 1 minute; flip. Cook additional 30 seconds. Repeat to make 45 mini pancakes.
3. BEAT mascarpone, powdered sugar and vanilla in medium bowl with electric mixer on medium speed until smooth. Spread mascarpone mixture evenly onto one side of each pancake. Stack strawberry slice on top of mascarpone. Place another pancake on strawberry. Repeat to make three layers. Top with blueberry. Insert skewer through blueberry into pancake stack. Repeat to make 16 pancake skewers. Serve with syrup.

COLD STRAWBERRY & BASIL SOUP

PREP TIME: 10 MIN MAKES: 6 TO 8 SERVINGS

- 2 pints strawberries
- 2 cups vanilla Greek yogurt
- 1 cup **Smucker's®** Sugar Free Seedless Strawberry Jam or 1 cup **Smucker's® Low Sugar™** Reduced Sugar Strawberry Preserves
- 1 cup **Smucker's®** Sugar Free Orange Marmalade
- 1 1/2 tablespoons minced fresh basil
- 1/8 teaspoon salt
- 1/8 teaspoon ground black pepper

DIRECTIONS

1. BLEND together strawberries, yogurt, jam and orange marmalade in an electric blender until smooth.
2. STIR in basil, salt and pepper. Chill for 2 hours.
3. SERVE chilled with a dollop of yogurt and sprig of basil.

PASTA PRIMAVERA WITH LEMON-CAPER SAUCE

PREP TIME: 30 MIN MAKES: 4 SERVINGS

- 1/4 cup **Crisco®** Pure Olive Oil
- 1 large red or yellow onion, chopped
- 1 pound fresh asparagus spears, trimmed, cut into 1-inch pieces
- 1 medium yellow squash or zucchini, quartered lengthwise, sliced 1/4-inch thick
- 1/4 teaspoon salt
- 1/2 teaspoon coarsely ground pepper
- 8 ounces uncooked linguine pasta
- 1 cup frozen peas and carrots

Lemon-Caper Sauce

- 1/4 cup butter
- 2 tablespoons **Pillsbury BEST®** All Purpose Flour
- 1 1/2 teaspoons minced fresh garlic
- 1 (14 1/2 oz.) can chicken broth
- 3 tablespoons **Santa Cruz Organic®** Pure Lemon Juice
- 1/4 cup **Crosse & Blackwell®** Capers drained
- 1/4 cup minced fresh parsley
- 1 cup finely shredded Parmesan cheese

DIRECTIONS

1. HEAT oil in large skillet over medium heat. Add onion. Cook over medium-low heat 7 minutes or until soft. Add asparagus, yellow squash, salt and pepper. Cook an additional 5 minutes or until crisp-tender.
2. COOK pasta in salted water according to package directions, adding frozen peas and carrots during last 5 minutes of cooking time. Drain.
3. HEAT butter in medium saucepan over medium heat. Stir in flour and garlic until blended. Gradually stir in chicken broth until smooth. Bring to a boil over high heat, stirring constantly. Reduce heat to low; simmer 5 minutes. Stir in lemon juice and capers.
4. COMBINE pasta, vegetable and sauce mixtures in pasta pot. Add parsley; stir until blended. Sprinkle individual servings with cheese.

ASIAN ORANGE GLAZED SALMON

PREP TIME: 10 MIN MAKES: 4 SERVINGS

- 3/4 cup **Smucker's® Simply Fruit®** Orange Marmalade Spreadable Fruit
- 1/4 cup soy sauce
- 1/4 cup honey
- 2 tablespoons fresh lemon juice
- 1 teaspoon garlic powder
- 1/2 teaspoon ground ginger
- 4 (6 oz.) salmon, tuna or swordfish fillets about 3/4-inch thick
- Cooked white rice

DIRECTIONS

1. COMBINE orange marmalade, soy sauce, honey, lemon juice, garlic powder and ginger in 8-inch square glass baking dish. Add fish and turn to coat. Marinate in refrigerator 1 to 2 hours, turning occasionally.
2. HEAT broiler. Remove fish from marinade. Place on broiler pan. Place marinade in small saucepan and boil one minute. Broil fish about 6-inches from heat, 4 to 6 minutes per side until just opaque in center, basting occasionally with marinade. Place fish on plates. Serve with rice.

RASPBERRY LEMONADE BARS

PREP TIME: 15 MIN MAKES: 30 BARS

- **Crisco®** Original No-Stick Cooking Spray
- 1 (17.5 oz.) package **Pillsbury®** Pink Lemonade Flavored Cookie Mix
- 1/2 cup butter softened
- 1/3 cup **Smucker's®** Seedless Red Raspberry Jam
- 1 (8 oz.) package cream cheese
- 1/4 cup sugar
- 1 large egg

DIRECTIONS

1. HEAT oven to 350°F. Line 9-inch square baking pan with foil, extending foil over edge of pan. Coat with no-stick cooking spray.
2. COMBINE cookie mix and butter in large bowl with fork until mixture resembles coarse crumbs. Reserve 3/4 cup crumbs for topping. Press remaining mixture evenly into bottom of prepared baking pan. Bake 10 minutes.
3. SPREAD jam evenly over partially baked crust. Beat cream cheese, sugar and egg in medium bowl with electric mixer until smooth. Spoon over jam to cover. Sprinkle with reserved crumbs.
4. BAKE 20 to 25 minutes. Cool completely. Chill 1 hour. Remove from pan using edges of foil. Peel away foil from sides. Cut into bars.

2013 FINANCIAL REVIEW

The J.M. Smucker Company

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the five years in the period ended April 30, 2013. The selected financial data should be read in conjunction with the "Results of Operations" and "Financial Condition" sections of "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in millions, except per share data)	2013	2012	2011	2010	2009
Statements of Income:					
Net sales	$5,897.7	$5,525.8	$4,825.7	$4,605.3	$3,757.9
Gross profit	$2,027.6	$1,845.2	$1,798.5	$1,786.7	$1,251.4
% of net sales	34.4%	33.4%	37.3%	38.8%	33.3%
Operating income	$ 910.4	$ 778.3	$ 784.3	$ 790.9	$ 452.3
% of net sales	15.4%	14.1%	16.3%	17.2%	12.0%
Net income	$ 544.2	$ 459.7	$ 479.5	$ 494.1	$ 266.0
Financial Position:					
Cash and cash equivalents	$ 256.4	$ 229.7	$ 319.8	$ 283.6	$ 456.7
Total assets	9,031.8	9,115.2	8,324.6	7,974.9	8,192.2
Total long-term debt, including current portion	2,017.8	2,070.5	1,304.0	910.0	1,536.7
Shareholders' equity	5,148.8	5,163.4	5,292.3	5,326.3	4,939.9
Liquidity:					
Net cash provided by operating activities	$ 855.8	$ 730.9	$ 391.6	$ 713.5	$ 447.0
Capital expenditures	206.5	274.2	180.1	137.0	108.9
Free cash flow (1)	649.3	456.7	211.5	576.5	338.1
Quarterly dividends paid	222.8	213.7	194.0	166.2	110.7
Purchase of treasury shares	364.2	315.8	389.1	5.6	4.0
Earnings before interest, taxes, depreciation, and amortization (2)	1,161.6	1,028.0	1,023.9	978.9	569.9
Share Data:					
Weighted-average shares outstanding	108,827,897	113,263,951	118,165,751	118,951,434	85,448,592
Weighted-average shares outstanding – assuming dilution	108,851,153	113,313,567	118,276,086	119,081,445	85,547,530
Dividends declared per common share	$ 2.08	$ 1.92	$ 1.68	$ 1.45	$ 6.31
Earnings per Common Share:					
Net income	$ 5.00	$ 4.06	$ 4.06	$ 4.15	$ 3.11
Net income – assuming dilution	5.00	4.06	4.05	4.15	3.11
Other Non-GAAP Measures: (2)					
Gross profit excluding special project costs	$2,039.1	$1,888.4	$1,852.6	$1,790.6	$1,251.4
% of net sales	34.6%	34.2%	38.4%	38.9%	33.3%
Operating income excluding special project costs	$ 971.4	$ 894.0	$ 897.5	$ 830.3	$ 535.2
% of net sales	16.5%	16.2%	18.6%	18.0%	14.2%
Income and income per common share excluding special project costs:					
Income	$ 584.8	$ 535.6	$ 555.1	$ 520.8	$ 321.6
Income per common share – assuming dilution	$ 5.37	$ 4.73	$ 4.69	$ 4.37	$ 3.76

(1) Refer to "Liquidity" located on page 30 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.
(2) Refer to "Non-GAAP Measures" located on page 32 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.


NET SALES
(Dollars in billions)
$3.8
$4.6
$4.8
$5.5
$5.9
2009
2010
2011
2012
2013
NON-GAAP
INCOME PER COMMON SHARE–
ASSUMING DILUTION(2)
$3.76
$4.37
$4.69
$4.73
$5.37
2009
2010
2011
2012
2013
ASSETS
(Dollars in billions)
$8.2
$8.0
$8.3
$9.1
$9.0
2009
2010
2011
2012
2013

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2013 and 2012.

(Dollars in millions, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2013	**July 31, 2012**	**$1,369.7**	**$469.8**	**$110.9**	**$1.00**	**$1.00**
	October 31, 2012	**1,628.7**	**541.9**	**148.8**	**1.36**	**1.36**
	January 31, 2013	**1,559.6**	**536.2**	**154.2**	**1.42**	**1.42**
	April 30, 2013	**1,339.7**	**479.7**	**130.3**	**1.22**	**1.22**
2012	July 31, 2011	$1,188.9	$431.1	$111.5	$0.98	$0.98
	October 31, 2011	1,513.9	498.7	127.2	1.12	1.12
	January 31, 2012	1,467.6	465.7	116.8	1.03	1.03
	April 30, 2012	1,355.4	449.7	104.2	0.93	0.93

Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

STOCK PRICE DATA

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 360,200 shareholders of record as of June 14, 2013, of which approximately 49,500 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2013	**July 31, 2012**	**$ 80.31**	**$73.20**	**$0.52**
	October 31, 2012	**87.81**	**74.60**	**0.52**
	January 31, 2013	**90.31**	**81.60**	**0.52**
	April 30, 2013	**105.18**	**88.38**	**0.52**
2012	July 31, 2011	$ 80.26	$73.76	$0.48
	October 31, 2011	78.62	66.43	0.48
	January 31, 2012	81.40	71.24	0.48
	April 30, 2012	81.97	70.50	0.48

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

The J. M. Smucker Company

Among The J. M. Smucker Company, the S&P Packaged Foods & Meats Index, and the S&P 500 Index



$300
$250
$200
$150
$100
$50
$0
4/08
4/09
4/10
4/11
4/12
4/13

The J. M. Smucker Company
S&P Packaged Foods & Meats
S&P 500

	April 30,					
	2008	2009	2010	2011	2012	2013
The J. M. Smucker Company	$100.00	$89.12	$142.02	$179.35	$195.00	$259.16
S&P Packaged Foods & Meats	100.00	79.15	110.82	128.84	145.67	186.51
S&P 500	100.00	64.69	89.81	105.28	110.29	128.91

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2013, for our common shares, the S&P Packaged Foods & Meats Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received and are based on $100 invested in our common shares and the referenced index funds on April 30, 2008.

www.researchdatagroup.com/S&P.htm

MANAGEMENT'S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

EXECUTIVE SUMMARY

For more than 115 years, The J. M. Smucker Company ("Company," " we," "us," or "our") headquartered in Orrville, Ohio, has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, we are a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America.

Our family of brands includes *Smucker's®*, *Folgers®*, *Dunkin' Donuts®*, *Jif®*, *Crisco®*, *Pillsbury®*, *Eagle Brand®*, *R.W. Knudsen Family®*, *Hungry Jack®*, *Café Bustelo®*, *Café Pilon®*, *White Lily®*, and *Martha White®* in the United States, along with *Robin Hood®*, *Five Roses®*, *Carnation®*, and *Bick's®* in Canada. In addition to these brands, we market products under numerous other brands, including *Millstone®*, *Dickinson's®*, *Laura Scudder's®*, *Adams®*, *Double Fruit®* (Canada), and *Santa Cruz Organic®*.

We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The two U.S. retail market segments in total comprised over 75 percent of net sales in 2013 and represent a major portion of our strategic focus – the sale of branded food products with leadership positions to consumers through retail outlets in North America. The International, Foodservice, and Natural Foods segment represents sales outside of the U.S. retail market segments, and has grown over the past year, primarily due to the full-year contribution from the acquisition of the majority of the North American foodservice coffee and hot beverage business from Sara Lee Corporation ("Sara Lee foodservice business") in 2012.

In both of the U.S. retail market segments, our products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the International, Foodservice, and Natural Foods segment, our products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

STRATEGIC ELEMENTS

We remain rooted in our *Basic Beliefs* of *Quality, People, Ethics, Growth*, and *Independence*, established by our founder and namesake, Jerome Smucker, more than a century ago. Today, these *Basic Beliefs* are the core of our unique corporate culture and serve as a foundation for decision making and actions. We have been led by four generations of family leadership, having had only five chief executive officers in 116 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to our consistent growth.

Our strategic vision is to own and market food brands which hold the #1 market position in their category, with an emphasis on North America while embracing a global perspective.

Our strategic long-term growth objectives are to increase net sales by 6 percent and earnings per share by greater than 8 percent annually on average. While the net sales contribution from acquisitions will vary from year to year, we expect organic growth, including new products, to add 3 to 4 percent per year and acquisitions to contribute the remainder over the long term.

(Dollars in millions, unless otherwise noted, except per share data)

RESULTS OF OPERATIONS

On January 3, 2012, we completed the acquisition of the Sara Lee foodservice business. The acquisition was accounted for as a purchase business combination and the results of the Sara Lee foodservice business are included in our consolidated financial statements from the date of acquisition. Because the transaction closed during the third quarter of 2012, incremental Sara Lee foodservice business, approximating eight months of operations, is included in 2013.

	Year Ended April 30,				
	2013	2012	2011	2013 % Increase (Decrease)	2012 % Increase (Decrease)
Net sales	$5,897.7	$5,525.8	$4,825.7	7%	15 %
Gross profit	$2,027.6	$1,845.2	$1,798.5	10%	3 %
% of net sales	34.4%	33.4%	37.3%		
Operating income	$ 910.4	$ 778.3	$ 784.3	17%	(1)%
% of net sales	15.4%	14.1%	16.3%		
Net income:					
Net income	$ 544.2	$ 459.7	$ 479.5	18%	(4)%
Net income per common share – assuming dilution	$ 5.00	$ 4.06	$ 4.05	23%	– %
Gross profit excluding special project costs [1]	$2,039.1	$1,888.4	$1,852.6	8%	2 %
% of net sales	34.6%	34.2%	38.4%		
Operating income excluding special project costs [1]	$ 971.4	$ 894.0	$ 897.5	9%	– %
% of net sales	16.5%	16.2%	18.6%		
Income excluding special project costs: [1]					
Income	$ 584.8	$ 535.6	$ 555.1	9%	(4)%
Income per common share – assuming dilution	$ 5.37	$ 4.73	$ 4.69	14%	1 %

(1) Refer to "Non-GAAP Measures" located on page 32 in the "Management's Discussion and Analysis" section for a reconciliation to the comparable GAAP financial measure.

Summary of 2013

Net sales in 2013 increased 7 percent, compared to 2012, due to the contribution from the acquired Sara Lee foodservice business and favorable sales mix. Operating income increased 17 percent in 2013, compared to 2012, and increased 9 percent excluding the impact of restructuring, merger and integration, and certain pension settlement costs ("special project costs"). Included in 2012 GAAP and non-GAAP results was an $11.3 loss on divestiture related to the *Europe's Best* frozen fruit and vegetable business, which was sold in October 2011. Net income per diluted share increased 23 percent in 2013, compared to 2012, and increased 14 percent excluding special project costs. Both measures reflect the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during 2013 and 2012.

Summary of 2012

Net sales in 2012 increased 15 percent, compared to 2011, as the impact of price increases and the contribution from acquisitions more than offset a 5 percent decline in volume. While the net effect of price increases more than offset overall higher raw material costs, the decrease in volume, along with increased selling and general and administrative expenses, resulted in a 1 percent decline in operating income for 2012, compared to 2011. GAAP and non-GAAP results include the impact of an $11.3 loss on divestiture in 2012 and a noncash impairment charge of $17.2 in 2011, both related to *Europe's Best*. Net income per diluted share was flat in 2012, compared to 2011, and increased 1 percent excluding special project costs, reflecting the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during 2012 and the second half of 2011.

Net Sales

2013 Compared to 2012

	Year Ended April 30,			
	2013	2012	Increase (Decrease)	%
Net sales	**$5,897.7**	$5,525.8	$ 371.9	7%
Adjust for certain noncomparable items:				
Acquisition	**(237.1)**	–	(237.1)	(4)
Divestiture	**–**	(8.0)	8.0	–
Foreign exchange	**2.3**	–	2.3	–
Net sales adjusted for the noncomparable impact of acquisition, divestiture, and foreign exchange [1]	**$5,662.9**	$5,517.8	$ 145.1	3%

(1) Net sales adjusted for the noncomparable impact of acquisition, divestiture, and foreign exchange is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis.

Net sales for 2013 increased $371.9, or 7 percent, compared to 2012, due primarily to the incremental impact of the acquired Sara Lee foodservice business and favorable sales mix. Favorable sales mix for 2013 was driven by volume growth in our coffee brands, including *K-Cups®*. Overall net price realization was 1 percent lower for 2013, compared to 2012, as the impact of coffee price declines taken in 2013 and 2012 more than offset the net impact of pricing actions taken on peanut butter during 2013 and 2012. Overall volume, based on weight and excluding acquisition, was flat for 2013, compared to 2012. Volume gains were realized in *Jif* peanut butter and *Folgers* and *Dunkin' Donuts* coffee but were offset by volume declines in *Pillsbury* baking mixes and *Bick's* pickles.

2012 Compared to 2011

	Year Ended April 30,			
	2012	2011	Increase (Decrease)	%
Net sales	$5,525.8	$4,825.7	$700.1	15%
Adjust for certain noncomparable items:				
Acquisitions	(239.5)	–	(239.5)	(5)
Divestiture	–	(16.7)	16.7	–
Foreign exchange	(6.5)	–	(6.5)	–
Net sales adjusted for the noncomparable impact of acquisitions, divestiture, and foreign exchange [1]	$5,279.8	$4,809.0	$470.8	10%

(1) Net sales adjusted for the noncomparable impact of acquisitions, divestiture, and foreign exchange is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis.

Net sales for 2012 increased $700.1, or 15 percent, compared to 2011, driven primarily by the impact of higher realized prices and acquisitions. The acquisitions of the Sara Lee foodservice business and the coffee brands and business operations of Rowland Coffee Roasters, Inc. ("Rowland Coffee") contributed $124.2 and $115.3, respectively, to 2012 net sales. Excluding acquisitions, the *Europe's Best* divestiture, and the impact of foreign exchange, net sales were up 10 percent in 2012, compared to 2011, and volume decreased 5 percent, driven by *Crisco* oils, *Folgers* coffee, *Jif* peanut butter, and *Pillsbury* flour. The volume decline resulted from lower consumer purchases due mostly to significantly higher retail prices and a competitive environment.

Operating Income

The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2013	2012	2011
Gross profit	**34.4%**	33.4%	37.3%
Selling, distribution, and administrative expenses:			
Marketing	**2.8%**	2.7%	3.4%
Advertising	**2.2**	2.2	2.4
Selling	**3.3**	3.3	3.3
Distribution	**2.7**	2.8	3.2
General and administrative	**5.5**	5.2	5.6
Total selling, distribution, and administrative expenses	**16.5%**	16.2%	17.9%
Amortization	**1.6**	1.6	1.5
Impairment charges	**–**	0.1	0.4
Other restructuring, merger and integration, and special project costs	**0.8**	1.3	1.2
Loss on divestiture	**–**	0.2	–
Other operating (income) expense – net	**(0.1)**	–	–
Operating income	**15.4%**	14.1%	16.3%

Amounts may not add due to rounding.

2013 Compared to 2012

Gross profit increased $182.4, or 10 percent, in 2013, compared to 2012, and increased as a percentage of net sales from 33.4 percent to 34.4 percent over the same period. The increase in gross profit was primarily due to favorable mix, the incremental impact of the Sara Lee foodservice business, a decline in special project costs included in cost of products sold, and a $15.2 increase in the benefit of unrealized mark-to-market adjustments on derivative contracts, which was a gain of $6.6 in 2013, compared to a loss of $8.6 in 2012. Overall commodity costs were lower for 2013, compared to 2012, driven by lower green coffee costs which were partially offset by higher costs for peanuts. Lower green coffee costs were mostly offset by lower net price realization as a result of coffee price declines taken during 2013 and 2012. Despite a peanut butter price decline taken in the third quarter of 2013, net price realization was higher, driven by price increases taken on peanut butter during 2012, and mostly offset higher costs. Excluding special project costs, gross profit increased $150.7, or 8 percent, and improved to 34.6 percent of net sales in 2013, compared to 34.2 percent in 2012.

Selling, distribution, and administrative expenses ("SD&A") increased 9 percent in 2013, compared to 2012, but increased only slightly as a percentage of net sales. Marketing expense increased 10 percent, driven mainly by an increase in brand building investments, primarily in support of our coffee brands. Selling expense increased 8 percent, driven by the incremental impact of the Sara Lee foodservice business in 2013. General and administrative expenses increased 13 percent, primarily due to increased incentive compensation and employee benefit costs.

Higher amortization expense was recognized in 2013, compared to 2012, due to the intangible assets associated with the Sara Lee foodservice business acquisition.

Operating income increased $132.1, or 17 percent, in 2013, compared to 2012, and increased as a percentage of net sales from 14.1 percent to 15.4 percent over the same period. Special project costs decreased $54.7 in 2013, compared to 2012, reflecting substantial progress made on the related projects, with the majority of costs having been incurred in prior years. Excluding the impact of special project costs in both periods, operating income increased $77.4, or 9 percent, and was 16.5 percent of net sales in 2013, compared to 16.2 percent in 2012. Both operating income measures include a loss on divestiture of $11.3 in 2012.

2012 Compared to 2011

Gross profit increased $46.7, or 3 percent, in 2012, compared to 2011, due to the contribution from acquisitions and a decrease in special project costs included in cost of products sold. Excluding these special project costs in both periods, gross profit increased $35.8. Raw material costs were higher in 2012, compared to 2011, most significantly for green coffee, edible oils, peanuts, flour, milk, and sweetener. Higher prices in place during the year more than offset these higher costs, most significantly on peanut butter, but did not offset the overall impact of volume declines. Gross profit as a percentage of net sales contracted from 38.4 percent in 2011 to 34.2 percent in 2012, excluding special project costs.

SD&A increased 3 percent in 2012, compared to 2011, yet decreased as a percentage of net sales from 17.9 percent to 16.2 percent, reflecting the impact of price increases on net sales. Total marketing expense decreased 3 percent in 2012, compared to 2011, although the portion allocated to advertising increased during the same period. A portion of the marketing expense decline was redeployed to trade and consumer promotions during 2012, which were reflected as a reduction of sales. Selling expenses and general and administrative expenses increased 15 percent and 6 percent, respectively, primarily due to the Sara Lee foodservice business and Rowland Coffee acquisitions. Distribution expenses decreased 1 percent.

Noncash impairment charges of $4.6 and $17.6 were recognized in 2012 and 2011, respectively. The 2012 impairment charge related to a regional canned milk trademark, while the majority of the 2011 charge resulted from the write-down to estimated fair value of the intangible assets of the *Europe's Best* business. In 2012, we recognized an $11.3 loss on the sale of *Europe's Best*.

Operating income decreased $6.0, or 1 percent, in 2012, compared to 2011. Special project costs increased $2.5 in 2012, compared to 2011, as a decrease in restructuring costs due to the closure of several facilities was offset by an increase in integration costs related to the Sara Lee foodservice business and Rowland Coffee acquisitions. Excluding the impact of special project costs in both periods, operating income decreased from 18.6 percent of net sales in 2011 to 16.2 percent in 2012.

Interest Expense – Net

Net interest expense increased $13.6 during 2013, compared to 2012, primarily due to an incremental five and one-half months of interest expense during 2013, related to the October 2011 public issuance of $750.0 in Senior Notes.

Net interest expense increased $12.7 during 2012, compared to 2011, due to higher average debt outstanding as a result of the October 2011 public debt issuance. The increased borrowing costs were somewhat offset by the benefit of interest rate swap activities and higher capitalized interest associated with capital expenditures. During the second quarter of 2012, two interest rate swaps were terminated, resulting in a net settlement gain of $17.7 to be recognized over the remaining life of the underlying debt instruments, including $1.7 in 2012.

Income Taxes

Income taxes increased 13 percent in 2013, compared to 2012, primarily as a result of a 17 percent increase in income before income taxes. The effective tax rate decreased to 33.4 percent in 2013 from 34.4 percent in 2012, primarily due to lower state income taxes in 2013.

Income taxes increased 2 percent in 2012, compared to 2011, despite a 2 percent decrease in income before income taxes during the same period. The effective tax rate increased to 34.4 percent in 2012 from 33.1 percent in 2011, primarily due to decreased tax benefits related to the domestic manufacturing deduction and slightly higher state income taxes in 2012.

Restructuring
In calendar 2010, plans were announced to restructure our coffee, fruit spreads, and Canadian pickle and condiments operations as part of our ongoing efforts to enhance the long-term strength and profitability of our leading brands. The initiative is a long-term investment to optimize production capacity and lower our overall cost structure, and includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio; consolidation of coffee production in New Orleans, Louisiana; and the transition of pickle and condiments production to third-party manufacturers.

In addition, during 2013, we announced plans to expand capacity in order to support our growth objectives for the peanut and other nut butter businesses, including efforts to grow the *Jif* brand. Production expansion will include converting the Memphis, Tennessee fruit spreads facility into a peanut butter plant. The Memphis facility was originally scheduled to close as part of the fruit spreads portion of the restructuring plan. Upon completion of the conversion of the Memphis facility, we intend to relocate natural peanut butter production, currently produced at the New Bethlehem, Pennsylvania facility to the Memphis facility. The New Bethlehem facility will then be converted to produce specialty nut butters, which are currently produced by third-party manufacturers. The total capital investment for this peanut and nut butter project is estimated at approximately $70.0. Additional restructuring costs will approximate $15.0, increasing the total estimated restructuring costs to approximately $260.0. We expect the majority of the expenditures related to this initiative to occur through 2015.

Upon completion, the restructuring plan will result in a reduction of approximately 850 full-time positions. As of April 30, 2013, approximately 80 percent of the 850 full-time positions have been reduced and the Sherman, Texas; Dunnville, Ontario; Delhi Township, Ontario; and Kansas City, Missouri facilities have been closed. The Ste. Marie, Quebec facility is anticipated to close in 2014. Pickle and condiments production was transitioned to third-party manufacturers during 2012. The consolidation of coffee production in New Orleans related to these restructuring initiatives is complete. The majority of retail fruit spreads volume is being produced at the new manufacturing facility in Orrville, while production of foodservice fruit spreads is expected to be transitioned to the new facility by the end of calendar 2013. Through 2013, the overall restructuring initiative has delivered almost two-thirds of the $70.0 in annual savings originally estimated. We expect to realize the remainder of the savings by the end of 2015.

Cumulative costs of $227.6 have been incurred through April 30, 2013, including $38.8 in 2013 consisting primarily of $13.4 of site preparation and equipment relocation costs and $10.8 of production start-up costs. The majority of the remaining costs are anticipated to be recognized through 2015.

Commodities Overview
The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The most significant of these materials are green coffee, peanuts, edible oils, plastic, and wheat. Green coffee, edible oils, and wheat are traded on active exchanges and the price of these commodities fluctuates based on market conditions. Derivative instruments, including futures and options, are used to minimize price volatility for these commodities.

We source green coffee from more than 20 coffee producing countries. Its price is subject to high volatility due to factors such as weather, global supply and demand, pest damage, investor speculation, and political and economic conditions in the source countries.

We source peanuts, edible oils, and wheat mainly from North America. We are one of the largest procurers of peanuts in the U.S. and frequently enter into long-term purchase contracts for various periods of time to mitigate the risk of a shortage of this key commodity. The edible oils we purchase are mainly soybean and canola. The price of peanuts, edible oils, and wheat are driven primarily by weather, which impacts crop sizes and yield, as well as global demand, especially from large importing countries such as China and India. In addition, edible oil prices have been impacted by soybean and canola demand from the biofuels industry.

We frequently enter into long-term contracts to purchase plastic containers, which are sourced mainly from within the U.S. Plastic resin is made from petrochemical feedstock and natural gas feedstock, and the price can be influenced by feedstock, energy, and crude oil prices, as well as global economic conditions.

In 2013, our overall commodity costs were lower than in 2012, driven primarily by lower green coffee costs, which were partially offset by higher costs for peanuts.

Segment Results
We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of *Folgers, Dunkin' Donuts, Millstone, Café Bustelo,* and *Café Pilon* branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of *Jif, Smucker's, Pillsbury, Crisco, Martha White, Hungry Jack,* and *Eagle Brand* branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

	Year Ended April 30,				
	2013	2012	2011	2013 % Increase (Decrease)	2012 % Increase (Decrease)
Net sales:					
U.S. Retail Coffee	**$2,306.5**	$2,297.7	$1,930.9	—%	19%
U.S. Retail Consumer Foods	**2,214.8**	2,094.5	1,953.0	6	7
International, Foodservice, and Natural Foods	**1,376.4**	1,133.6	941.8	21	20
Segment profit:					
U.S. Retail Coffee	**$ 607.5**	$ 543.0	$ 536.1	12%	1%
U.S. Retail Consumer Foods	**415.3**	393.3	406.5	6	(3)
International, Foodservice, and Natural Foods	**198.2**	168.6	159.6	18	6
Segment profit margin:					
U.S. Retail Coffee	**26.3%**	23.6%	27.8%		
U.S. Retail Consumer Foods	**18.8**	18.8	20.8		
International, Foodservice, and Natural Foods	**14.4**	14.9	16.9		

U.S. Retail Coffee
Net sales for the U.S. Retail Coffee segment were flat in 2013, compared to 2012, as favorable sales mix driven primarily by *K-Cups* and increased volume offset the impact of price declines taken during 2013 and 2012. Segment volume increased 4 percent in 2013, compared to 2012, as the *Folgers*, *Dunkin' Donuts*, and *Café Bustelo* brands increased 3 percent, 11 percent, and 16 percent, respectively. Net sales of *K-Cups* increased $108.0, or 61 percent, compared to 2012, and contributed 5 percentage points of growth to segment net sales, while representing only 1 percentage point of volume growth. Segment profit increased 12 percent in 2013, compared to 2012, while segment profit margin increased to 26.3 percent from 23.6 percent in 2012. The increase in segment profit was primarily due to volume growth and favorable mix, partially offset by increased marketing expense. Green coffee costs were lower in 2013, compared to 2012, but were mostly offset by lower net price realization and did not contribute significantly to the increase in segment profit.

Net sales for the U.S. Retail Coffee segment increased 19 percent in 2012, compared to 2011, including the net realization of price increases. The acquisition of Rowland Coffee contributed $99.3 to segment net sales, representing 5 percentage points of the increase. Excluding Rowland Coffee, segment volume decreased 8 percent. Volume declined for the *Folgers* brand in line with the overall segment, and was primarily attributed to consumer response to higher prices and aggressive private label price points by certain key retailers. Additionally, volume decreased 5 percent for *Dunkin' Donuts* packaged coffee. Contributing to favorable sales mix in 2012, net sales of *K-Cups* totaled $178.2, an increase of $125.2, compared to 2011, and represented 6 percentage points of segment net sales growth, but contributed only 1 percentage point growth to volume. Segment profit increased 1 percent in 2012, compared to 2011, despite volume declines, due to the Rowland Coffee acquisition, while segment profit margin declined to 23.6 percent from 27.8 percent in 2011. Price increases realized during the year more than offset higher green coffee costs and, along with a decrease in segment marketing and distribution expenses, also contributed to segment profit.

U.S. Retail Consumer Foods
Net sales for the U.S. Retail Consumer Foods segment increased 6 percent in 2013, compared to 2012, due primarily to higher net price realization and favorable sales mix, offset partially by a 1 percent decline in segment volume. *Jif* brand net sales increased 21 percent in 2013, compared to 2012, reflecting overall higher net price realization and an 8 percent increase in volume. The overall higher net price realization resulted from price increases taken during 2012, which were only partially offset by a price decline taken in the third quarter of 2013. *Smucker's* fruit spreads net sales were down 1 percent, while volume was flat. Net sales and volume of *Smucker's Uncrustables®* frozen sandwiches increased 24 percent and 23 percent, respectively, in 2013, compared to 2012, benefiting from new distribution. *Crisco* brand net sales and volume decreased 5 percent and 3 percent, respectively, in 2013, compared to 2012, resulting from declines at a key retailer. For the same period, net sales for the *Pillsbury* brand increased 8 percent, while volume decreased 4 percent mainly due to the tonnage impact of a cake mix downsizing made early in 2013. Segment profit increased 6 percent in 2013, compared to 2012, while segment profit margin was 18.8 percent of net sales in both periods. The increase in segment profit was primarily due to favorable mix and a decrease in marketing expense. Overall raw material costs were higher for 2013, driven by peanuts, but were mostly offset by higher net price realization. The peanut butter price decline in the third quarter of 2013 was taken in anticipation of lower peanut costs in 2014, and resulted in higher peanut costs not being fully recovered during 2013.

Net sales for the U.S. Retail Consumer Foods segment increased 7 percent in 2012, compared to 2011, as the impact of price increases more than offset a 6 percent decline in segment volume. *Jif* peanut butter net sales increased 16 percent in 2012, compared to 2011, reflecting price increases taken during 2012, somewhat offset by a 6 percent volume decline. The overall decline in peanut butter volume was due to consumer response to significantly higher retail prices, lost peanut butter distribution with a key retailer during the year, and competitive activity. *Smucker's* fruit spreads net sales increased 1 percent and volume was down 4 percent during the same period, primarily due to competitive activity, as well as fewer cross-promotional activities with peanut butter. *Crisco* brand net sales, including the realization of higher prices, increased 5 percent, while volume was down 15 percent as the brand experienced substantial price competition with private label offerings by certain retailers. For the same period, net sales for the *Pillsbury* brand increased 9 percent and volume was flat, as declines in flour were offset by increases in baking mixes. Canned milk net sales increased 3 percent and volume decreased 4 percent during 2012, compared to 2011. Segment profit decreased 3 percent in 2012, compared to 2011, primarily due to an impairment charge of approximately $4.6 related to a regional canned milk trademark and higher segment distribution and selling expenses. Price increases taken during 2012, most notably on peanut butter, essentially offset both higher commodity costs and the volume decline. Segment profit margin was 18.8 percent in 2012, compared to 20.8 percent in 2011.

International, Foodservice, and Natural Foods

Net sales for the International, Foodservice, and Natural Foods segment increased 21 percent in 2013, compared to 2012, due to the impact of the additional eight months of the acquired Sara Lee foodservice business, which contributed $237.1, representing virtually all of the net sales growth. Excluding the impact of the acquisition, the *Europe's Best* divestiture in Canada, and foreign exchange, segment net sales and volume both increased 1 percent over the same period last year. Volume gains were realized in nonbranded beverages and the *Robin Hood* and *Five Roses* Canadian flour brands, while volume declines were realized in *Bick's* pickles. Segment profit increased 18 percent in 2013, compared to 2012, while segment profit margin declined to 14.4 percent from 14.9 percent over the same period. Excluding an $11.3 loss on divestiture in 2012, segment profit increased 10 percent, driven primarily by the incremental impact of the Sara Lee foodservice business, price increases, and favorable mix.

During the second quarter of 2013, we announced our plan to exit the private label roast and ground coffee portion of the acquired Sara Lee foodservice business which is expected to reduce annual net sales by approximately $100.0. Although the exit began in the third quarter, it did not have a material impact on 2013 results. We expect to complete the exit during 2014.

During the fourth quarter of 2013, we began our planned exit of a portion of the *Smucker's Uncrustables* frozen sandwich schools business. We anticipate the exit will reduce annual net sales for the International, Foodservice, and Natural Foods segment by approximately $25.0 to $35.0, although we expect that a portion of this decrease will eventually be offset by increased sales of *Smucker's Uncrustables* in the U.S. Retail Consumer Foods segment.

Also during the fourth quarter of 2013, we entered into a multi-year licensing and distribution agreement with Cumberland Packing Corp. ("Cumberland") whereby, beginning in July 2013, we will market and distribute Cumberland's branded tabletop sweeteners ("Cumberland products") to foodservice customers in the U.S. and to retail and foodservice customers in Canada. The Cumberland products include the *Sweet'N Low®*, *NatraTaste®*, *Sugar In The Raw®*, and other "In The Raw" brands. On a full-year basis, net sales of Cumberland products are expected to approximate $40.0 million.

Net sales for the International, Foodservice, and Natural Foods segment increased 20 percent in 2012, compared to 2011. The acquisition of the Sara Lee foodservice business contributed $124.2 to segment net sales, while Rowland Coffee contributed $16.0. In total, the impact of the acquisitions represented 15 percentage points of the increase in segment net sales. Excluding the impact of acquisitions, divestiture, and foreign exchange, segment net sales increased 7 percent compared to the same period last year and volume declined 2 percent. Segment profit increased 6 percent, but declined to 14.9 percent of net sales in 2012 from 16.9 percent of net sales in 2011, partially reflecting the acquisition of the lower-margin Sara Lee foodservice business. An $11.3 loss was recognized on the *Europe's Best* divestiture in 2012, while a $17.2 noncash impairment charge related to *Europe's Best* intangible assets was recognized in 2011.

FINANCIAL CONDITION

Liquidity

Our principal source of funds is cash generated from operations, supplemented by borrowings against our revolving credit facility. Total cash and cash equivalents increased to $256.4 at April 30, 2013, compared to $229.7 at April 30, 2012.

We typically expect a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to seasonal fruit procurement, the buildup of inventories to support the Fall Bake and Holiday period, and the additional increase of coffee inventory in advance of the Atlantic hurricane season. We expect cash provided by operations in the second half of the fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Fall Bake and Holiday period.

The following table presents selected cash flow information.

	Year Ended April 30,		
	2013	2012	2011
Net cash provided by operating activities	**$ 855.8**	$ 730.9	$ 391.6
Net cash used for investing activities	**(185.6)**	(1,035.9)	(192.9)
Net cash (used for) provided by financing activities	**(641.0)**	219.6	(170.4)
Net cash provided by operating activities	**$ 855.8**	$ 730.9	$ 391.6
Additions to property, plant, and equipment	**(206.5)**	(274.2)	(180.1)
Free cash flow[1]	**$ 649.3**	$ 456.7	$ 211.5

(1) Free cash flow is a non-GAAP measure used by management to evaluate the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, share repurchases, and other corporate purposes.

Cash provided by operating activities was $855.8, $730.9, and $391.6 in 2013, 2012, and 2011, respectively. The increase in cash provided by operating activities in 2013, compared to 2012, was primarily due to higher net income in 2013 and a reduction in the use of cash required to fund inventory. This reduction in the use of cash was mainly the result of lower green coffee costs and a reduction in inventory levels. The increase in cash provided by operating activities in 2012, compared to 2011, was primarily related to a decrease in working capital requirements due to lower inventory levels and a decrease in income tax payments. Additionally, as the Easter holiday occurred later in 2011, more of the collection cycle occurred during 2012 than it did during 2011.

Cash used for investing activities was $185.6, $1,035.9, and $192.9 in 2013, 2012, and 2011, respectively. In 2013, cash used for investing activities consisted mainly of $206.5 in capital expenditures, including approximately $43.5 related to expenditures associated with the restructuring program. Cash used for investing activities in 2012 consisted primarily of $737.3 related to the Sara Lee foodservice business and Rowland Coffee acquisitions and $274.2 in capital expenditures, including approximately $134.2 related to expenditures associated with the restructuring program. In 2011, cash used for investing activities consisted primarily of $180.1 in capital expenditures and the purchase of $75.6 of marketable securities.

Cash used for financing activities during 2013 was $641.0, consisting of the purchase of treasury shares for $364.2, primarily representing the repurchase of 4.0 million common shares available under Board of Directors' authorizations, quarterly dividend payments of $222.8, and a Senior Notes principal payment of $50.0. Cash provided by financing activities during 2012 was $219.6. Proceeds of $748.6 related to the October 2011 public debt issuance were partially offset by quarterly dividend payments of $213.7 and the purchase of treasury shares for $315.8, primarily representing the repurchase of approximately 4.1 million common shares. Cash used for financing activities during 2011 was $170.4. The issuance of $400.0 in Senior Notes was more than offset by quarterly dividend payments of $194.0 and the purchase of treasury shares for $389.1, including the repurchase of approximately 5.7 million common shares.

Capital Resources

The following table presents our capital structure.

	April 30,	
	2013	2012
Current portion of long-term debt	**$ 50.0**	$ 50.0
Long-term debt	**1,967.8**	2,020.5
Total long-term debt	**$2,017.8**	$2,070.5
Shareholders' equity	**5,148.8**	5,163.4
Total capital	**$7,166.6**	$7,233.9

We have available a $1.0 billion revolving credit facility with a group of nine banks that matures in July 2016. There was no balance outstanding under the revolving credit facility at April 30, 2013.

Our debt instruments contain certain financial covenant restrictions including consolidated net worth, a leverage ratio, and an interest coverage ratio. We are in compliance with all covenants.

During 2013, we repurchased 4.0 million common shares for $359.4. At April 30, 2013, approximately 4.9 million common shares were available for repurchase under the Board of Directors' most recent authorization.

Subsequent to April 30, 2013, we repurchased approximately 0.6 million common shares for $60.8, utilizing proceeds of $29.0 from our revolving credit facility. Approximately 4.3 million shares remain available for repurchase as of June 18, 2013. There is no guarantee as to the exact number of shares that may be repurchased or when such purchases may occur.

Cash requirements for 2014 will include capital expenditures of approximately $270.0, including amounts related to the restructuring program, quarterly dividend payments of approximately $220.0 based on current rates and common shares outstanding, and interest and principal payments on debt obligations of approximately $95.0 and $50.0, respectively. Absent any further acquisitions or other significant investments, we believe that cash on hand, combined with cash provided by operations and borrowings available under our credit facility, will be sufficient to meet cash requirements for the next 12 months. As of April 30, 2013, approximately $147.2 of total cash and cash equivalents was held by our international subsidiaries. We do not intend to repatriate these funds to meet these obligations. Should we repatriate these funds, we will be required to provide taxes based on the applicable U.S. tax rates net of any foreign tax credit consideration.

NON-GAAP MEASURES

We use non-GAAP financial measures including: net sales adjusted for the noncomparable impact of acquisition, divestiture, and foreign exchange; gross profit, operating income, income, and income per diluted share, excluding special project costs; earnings before interest, taxes, depreciation, and amortization; and free cash flow, as key measures for purposes of evaluating performance internally. We believe that these measures provide useful information to investors because they are the measures we use to evaluate performance on a comparable year-over-year basis. The special project costs relate to specific restructuring, merger and integration, and pension settlement projects that are each nonrecurring in nature and can significantly affect the year-over-year assessment of operating results. These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). Rather, the presentation of these non-GAAP financial measures supplements other metrics we use to internally evaluate our businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments. The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure. See page 26 for a reconciliation of net sales adjusted for the noncomparable impact of acquisition, divestiture, and foreign exchange to the comparable GAAP financial measure. See page 31 for a reconciliation of free cash flow to the comparable GAAP financial measure.

	Year Ended April 30,				
	2013	2012	2011	2010	2009
Reconciliation to gross profit:					
Gross profit	$2,027.6	$1,845.2	$1,798.5	$1,786.7	$1,251.4
Cost of products sold – restructuring and merger and integration	11.5	43.2	54.1	3.9	—
Gross profit excluding special project costs	$2,039.1	$1,888.4	$1,852.6	$1,790.6	$1,251.4
Reconciliation to operating income:					
Operating income	$ 910.4	$ 778.3	$ 784.3	$ 790.9	$ 452.3
Cost of products sold – restructuring and merger and integration	11.5	43.2	54.1	3.9	—
Other restructuring and merger and integration costs	42.8	72.5	59.1	35.5	82.9
Other special project costs	6.7	—	—	—	—
Operating income excluding special project costs	$ 971.4	$ 894.0	$ 897.5	$ 830.3	$ 535.2
Reconciliation to net income:					
Net income	$ 544.2	$ 459.7	$ 479.5	$ 494.1	$ 266.0
Income taxes	273.1	241.5	237.7	236.6	130.1
Cost of products sold – restructuring and merger and integration	11.5	43.2	54.1	3.9	—
Other restructuring and merger and integration costs	42.8	72.5	59.1	35.5	82.9
Other special project costs	6.7	—	—	—	—
Income before income taxes excluding special project costs	$ 878.3	$ 816.9	$ 830.4	$ 770.1	$ 479.0
Income taxes, as adjusted	293.5	281.3	275.3	249.3	157.4
Income excluding special project costs	$ 584.8	$ 535.6	$ 555.1	$ 520.8	$ 321.6
Weighted-average shares – assuming dilution	108,851,153	113,313,567	118,276,086	119,081,445	85,547,530
Income per common share excluding special project costs – assuming dilution	$ 5.37	$ 4.73	$ 4.69	$ 4.37	$ 3.76
Reconciliation to net income:					
Net income	$ 544.2	$ 459.7	$ 479.5	$ 494.1	$ 266.0
Income taxes	273.1	241.5	237.7	236.6	130.1
Interest expense – net	93.4	79.8	67.1	62.4	55.5
Depreciation	143.7	120.4	112.2	108.2	79.5
Depreciation – restructuring and merger and integration	10.4	38.5	53.6	3.9	—
Amortization	96.8	88.1	73.8	73.7	38.8
Earnings before interest, taxes, depreciation, and amortization	$1,161.6	$1,028.0	$1,023.9	$ 978.9	$ 569.9

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have material off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, conducted on an arm's length basis, and not material to our results of operations, financial condition, or cash flows.

The following table summarizes our contractual obligations by fiscal year at April 30, 2013.

	Total	2014	2015–2016	2017–2018	2019 and beyond
Long-term debt obligations, including current portion	$2,017.8	$ 50.0	$199.0	$ 75.0	$1,693.8
Interest payments	652.0	94.9	176.1	161.2	219.8
Operating lease obligations	104.9	24.5	32.7	28.2	19.5
Purchase obligations	1,125.5	1,095.5	30.0	—	—
Other liabilities	318.0	31.4	35.8	23.6	227.2
Total	$4,218.2	$1,296.3	$473.6	$288.0	$2,160.3

Purchase obligations in the above table include agreements that are enforceable and legally bind us to purchase goods or services. Included in this category are certain obligations related to normal, ongoing purchase obligations in which we have guaranteed payment to ensure availability of raw materials and packaging supplies. We expect to receive consideration for these purchase obligations in the form of materials. These purchase obligations do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated. Other liabilities in the above table mainly consist of projected commitments associated with our defined benefit pension plans and other postretirement benefits. The table excludes the liability for unrecognized tax benefits and tax-related net interest and penalties of approximately $31.7 under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, since we are unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires that we make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition: We recognize revenue when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. Trade marketing and merchandising programs are classified as a reduction of sales. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As the total promotional expenditures, including amounts classified as a reduction of sales, represented approximately 25 percent of net sales in 2013, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes: The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $160.9 and $154.1 at April 30, 2013 and 2012, respectively. We believe that the earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance has been provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in an adjustment to income in the period in which that determination is made.

In the ordinary course of business, we are exposed to uncertainties related to tax filing positions and periodically assess these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, we have recognized a liability for unrecognized tax benefits, including any applicable interest and penalty charges.

Long-Lived Assets: Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which we are aware that indicate the carrying value of our long-lived assets may not be recoverable at April 30, 2013.

Goodwill and Other Indefinite-Lived Intangible Assets: We are required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, we estimate the fair value of each of our six reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates estimates of future cash flows, allocations of certain assets, liabilities, and cash flows among reporting units, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with our current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2013, goodwill totaled $3.1 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee and U.S. Retail Consumer Foods segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2013. The estimated fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date.

Other indefinite-lived intangible assets, consisting entirely of trademarks, are also tested for impairment annually and whenever events or changes in circumstances indicate their carrying value may not be recoverable. To test these assets for impairment, we estimate the fair value of each asset based on a discounted cash flow model using various inputs, including projected revenues, an assumed royalty rate, and a discount rate. Changes in these estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2013, other indefinite-lived intangible assets totaled $1.8 billion. Trademarks that represent our leading, iconic brands comprise more than 90 percent of the total carrying value of other indefinite-lived intangible assets. Each of these trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date, with the exception of the *Crisco* trademark. A sensitivity analysis was performed on the *Crisco* trademark and yielded an estimated fair value slightly below carrying value resulting from a hypothetical 50 basis point increase in the discount rate and a 50 basis point decrease in the expected long-term growth rate. The *Crisco* trademark represents less than 10 percent of total other indefinite-lived intangible assets.

Pension and Other Postretirement Benefit Plans: To determine the ultimate obligation under our defined benefit pension plans and other postretirement benefit plans, we must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans' assets, assumed pay increases, and the health care cost trend rates. We, along with third-party actuaries and investment managers, review all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2014 expense recognition, we will use a weighted-average discount rate of 3.99 percent and 3.65 percent, and a rate of compensation increase of 4.12 percent and 3.00 percent for the U.S. and Canadian plans, respectively. We anticipate using an expected rate of return on plan assets of 6.75 percent for U.S. plans. For the Canadian plans, we anticipate using an expected rate of return on plan assets of 6.00 percent for the hourly plan and 6.25 percent for all other plans.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about our market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk: The fair value of our cash and cash equivalents at April 30, 2013, approximates carrying value. Exposure to interest rate risk on our long-term debt is mitigated due to fixed-rate maturities.

We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap would be recognized at fair value on the balance sheet and changes in the fair value would be recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no impact on earnings. We did not have any interest rate swaps outstanding at April 30, 2013 and 2012.

Based on our overall interest rate exposure as of and during the year ended April 30, 2013, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect our results of operations. In measuring interest rate risk by the amount of net change in the fair value of our financial liabilities, a hypothetical 1 percent decrease in interest rates at April 30, 2013, would increase the fair value of our long-term debt by approximately $104.1.

Foreign Currency Exchange Risk: We have operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because we have foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2013, are not expected to result in a significant impact on future earnings or cash flows.

We utilize foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets in Canada. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive loss. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Based on our hedged foreign currency positions as of April 30, 2013, a hypothetical 10 percent change in exchange rates would not result in a material loss of fair value.

Revenues from customers outside the U.S., subject to foreign currency exchange, represented 8 percent of net sales during 2013. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

Commodity Price Risk: We use certain raw materials and other commodities that are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, we use futures and options with maturities of generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive loss to the extent effective and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The following sensitivity analysis presents our potential loss of fair value resulting from a hypothetical 10 percent change in market prices related to raw material commodities.

	Year Ended April 30,	
	2013	2012
High	**$34.0**	$28.0
Low	**7.6**	6.4
Average	**20.7**	14.6

The estimated fair value was determined using quoted market prices and was based on our net derivative position by commodity at each quarter end during the fiscal year. The calculations are not intended to represent actual losses in fair value that we expect to incur. In practice, as markets move, we actively manage our risk and adjust hedging strategies as appropriate. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument; thus, we would expect that any gain or loss in the estimated fair value of its derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will," "plans," and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption "Risk Factors" in our Annual Report on Form 10-K, as well as the following:

- volatility of commodity markets from which raw materials, particularly green coffee beans, peanuts, soybean oil, wheat, milk, corn, and sugar, are procured and the related impact on costs;
- risks associated with derivative and purchasing strategies we employ to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact our liquidity;
- crude oil price trends and their impact on transportation, energy, and packaging costs;
- our ability to successfully implement and realize the full benefit of price changes that are intended to fully recover cost including the competitive, retailer, and consumer response, and the impact of the timing of the price changes to profits and cash flow in a particular period;
- the success and cost of introducing new products and the competitive response;
- the success and cost of marketing and sales programs and strategies intended to promote growth in our businesses;
- general competitive activity in the market, including competitors' pricing practices and promotional spending levels;
- our ability to successfully integrate acquired and merged businesses in a timely and cost-effective manner;
- the successful completion of our restructuring programs and the ability to realize anticipated savings and other potential benefits within the time frames currently contemplated;
- the impact of food security concerns involving either our products or our competitors' products;
- the impact of accidents and natural disasters, including crop failures and storm damage;
- the concentration of certain of our businesses with key customers and suppliers, including single-source suppliers of certain key raw materials, such as packaging for our *Folgers* coffee products, and finished goods, such as *K-Cups*, and the ability to manage and maintain key relationships;
- the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;
- changes in consumer coffee preferences and other factors affecting the coffee business, which represents a substantial portion of our business;
- a change in outlook or downgrade in our public credit rating by a rating agency;
- our ability to obtain any required financing on a timely basis and on acceptable terms;
- the timing and amount of capital expenditures, share repurchases, and restructuring costs;
- impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
- the impact of new or changes to existing governmental laws and regulations and their application;
- the impact of future legal, regulatory, or market measures regarding climate change;
- the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on our tax positions;
- foreign currency and interest rate fluctuations;
- political or economic disruption;
- other factors affecting share prices and capital markets generally; and
- risks related to other factors described under "Risk Factors" in other reports and statements we have filed with the Securities and Exchange Commission.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The J. M. Smucker Company

Shareholders
The J. M. Smucker Company

Management is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance that we have the ability to record, process, summarize, and report reliable financial information on a timely basis.

Our management, with the participation of the principal financial and executive officers, assessed the effectiveness of the internal control over financial reporting as of April 30, 2013. In making this assessment, we used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on our assessment of internal control over financial reporting under the COSO criteria, we concluded the internal control over financial reporting was effective as of April 30, 2013.

Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of April 30, 2013, and their report thereon is included on page 38 of this report.

Richard K. Smucker
Chief Executive Officer

Mark R. Belgya
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited The J. M. Smucker Company's internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J. M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2013 and 2012, and the related statements of consolidated income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2013, and our report dated June 18, 2013, expressed an unqualified opinion thereon.


Ernst + Young LLP

Akron, Ohio
June 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2013 and 2012, and the related statements of consolidated income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company's internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2013, expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
June 18, 2013

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The J. M. Smucker Company

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.

We maintain systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is a program of audits performed by our internal audit staff designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.

Our audit committee, comprised of three non-employee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The director of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is our best judgment that our policies and procedures, our program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that our operations are conducted according to law and in compliance with the high standards of business ethics and conduct to which we subscribe.

Richard K. Smucker
Chief Executive Officer

Mark R. Belgya
Senior Vice President and
Chief Financial Officer

STATEMENTS OF CONSOLIDATED INCOME

The J. M. Smucker Company

	Year Ended April 30,		
(Dollars in millions, except per share data)	2013	2012	2011
Net sales	$5,897.7	$5,525.8	$4,825.7
Cost of products sold	3,858.6	3,637.4	2,973.1
Cost of products sold – restructuring and merger and integration	11.5	43.2	54.1
Gross Profit	2,027.6	1,845.2	1,798.5
Selling, distribution, and administrative expenses	973.9	892.7	863.1
Amortization	96.8	88.1	73.8
Impairment charges	—	4.6	17.6
Other restructuring and merger and integration costs	42.8	72.5	59.1
Other special project costs	6.7	—	—
Loss on divestiture	—	11.3	—
Other operating (income) expense – net	(3.0)	(2.3)	0.6
Operating Income	910.4	778.3	784.3
Interest expense – net	(93.4)	(79.8)	(67.1)
Other income – net	0.3	2.7	—
Income Before Income Taxes	817.3	701.2	717.2
Income taxes	273.1	241.5	237.7
Net Income	$ 544.2	$ 459.7	$ 479.5
Earnings per common share:			
Net Income	$ 5.00	$ 4.06	$ 4.06
Net Income – Assuming Dilution	$ 5.00	$ 4.06	$ 4.05
Dividends Declared per Common Share	$ 2.08	$ 1.92	$ 1.68

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

The J. M. Smucker Company

	Year Ended April 30,		
(Dollars in millions)	2013	2012	2011
Net income	$544.2	$459.7	$479.5
Other comprehensive income (loss):			
Foreign currency translation adjustments	(5.5)	(14.8)	24.8
Cash flow hedging derivative activity, net of tax	8.0	(25.2)	4.0
Pension and other postretirement benefit plans activity, net of tax	2.9	(48.3)	(5.9)
Available-for-sale securities activity, net of tax	2.0	0.7	1.3
Total Other Comprehensive Income (Loss)	7.4	(87.6)	24.2
Comprehensive Income	$551.6	$372.1	$503.7

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

ASSETS

	April 30,	
(Dollars in millions)	2013	2012
Current Assets		
Cash and cash equivalents	$ 256.4	$ 229.7
Trade receivables, less allowance for doubtful accounts	313.7	347.5
Inventories:		
Finished products	618.9	643.5
Raw materials	326.6	318.1
	945.5	961.6
Other current assets	79.6	104.7
Total Current Assets	1,595.2	1,643.5
Property, Plant, and Equipment		
Land and land improvements	98.5	89.6
Buildings and fixtures	494.4	460.2
Machinery and equipment	1,267.5	1,160.3
Construction in progress	124.9	143.0
	1,985.3	1,853.1
Accumulated depreciation	(842.8)	(757.0)
Total Property, Plant, and Equipment	1,142.5	1,096.1
Other Noncurrent Assets		
Goodwill	3,052.9	3,054.6
Other intangible assets – net	3,089.4	3,187.0
Other noncurrent assets	151.8	134.0
Total Other Noncurrent Assets	6,294.1	6,375.6
Total Assets	$9,031.8	$9,115.2

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS' EQUITY

	April 30,	
(Dollars in millions)	2013	2012
Current Liabilities		
Accounts payable	$ 285.8	$ 274.7
Accrued compensation	69.5	83.3
Accrued trade marketing and merchandising	57.4	62.1
Dividends payable	55.4	52.9
Current portion of long-term debt	50.0	50.0
Other current liabilities	78.7	93.9
Total Current Liabilities	596.8	616.9
Noncurrent Liabilities		
Long-term debt	1,967.8	2,020.5
Defined benefit pensions	163.0	147.6
Other postretirement benefits	67.1	68.8
Deferred income taxes	987.2	992.7
Other noncurrent liabilities	101.1	105.3
Total Noncurrent Liabilities	3,286.2	3,334.9
Total Liabilities	3,883.0	3,951.8
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 6,000,000 shares; outstanding – none	—	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 106,486,935 at April 30, 2013, and 110,284,715 at April 30, 2012 (net of 22,118,230 and 18,320,450 treasury shares, respectively), at stated value	26.6	27.6
Additional capital	4,125.1	4,261.2
Retained income	1,075.5	961.2
Amount due from ESOP Trust	(1.8)	(2.6)
Accumulated other comprehensive loss	(76.6)	(84.0)
Total Shareholders' Equity	5,148.8	5,163.4
Total Liabilities and Shareholders' Equity	$9,031.8	$9,115.2

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

The J. M. Smucker Company

(Dollars in millions)	Year Ended April 30, 2013	2012	2011
Operating Activities			
Net income	$ 544.2	$ 459.7	$ 479.5
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	143.7	120.4	112.2
Depreciation – restructuring and merger and integration	10.4	38.5	53.6
Amortization	96.8	88.1	73.8
Impairment charges	–	4.6	17.6
Share-based compensation expense	21.3	21.7	24.0
Other restructuring activities	(0.7)	8.0	8.5
Loss on sale of assets – net	4.8	3.4	2.9
Loss on divestiture	–	11.3	–
Deferred income tax benefit	(15.6)	(17.2)	(59.8)
Changes in assets and liabilities, net of effect from businesses acquired:			
Trade receivables	33.2	9.3	(102.6)
Inventories	15.2	(48.2)	(204.2)
Other current assets	4.6	3.0	(33.4)
Accounts payable	11.2	35.8	54.3
Accrued liabilities	(6.7)	36.9	30.4
Proceeds from settlement of interest rate swaps – net	–	17.7	–
Defined benefit pension contributions	(40.0)	(11.4)	(16.8)
Accrued and prepaid taxes	3.5	(3.0)	(78.4)
Other – net	29.9	(47.7)	30.0
Net Cash Provided by Operating Activities	855.8	730.9	391.6
Investing Activities			
Businesses acquired, net of cash acquired	–	(737.3)	–
Additions to property, plant, and equipment	(206.5)	(274.2)	(180.1)
Equity investment in affiliate	–	(35.9)	–
Proceeds from divestiture	–	9.3	–
Purchases of marketable securities	–	–	(75.6)
Sales and maturities of marketable securities	–	18.6	57.1
Proceeds from disposal of property, plant, and equipment	3.3	4.0	5.8
Other – net	17.6	(20.4)	(0.1)
Net Cash Used for Investing Activities	(185.6)	(1,035.9)	(192.9)
Financing Activities			
Repayments of long-term debt	(50.0)	–	(10.0)
Proceeds from long-term debt – net	–	748.6	400.0
Quarterly dividends paid	(222.8)	(213.7)	(194.0)
Purchase of treasury shares	(364.2)	(315.8)	(389.1)
Proceeds from stock option exercises	2.2	2.8	14.5
Other – net	(6.2)	(2.3)	8.2
Net Cash (Used for) Provided by Financing Activities	(641.0)	219.6	(170.4)
Effect of exchange rate changes on cash	(2.5)	(4.7)	7.9
Net increase (decrease) in cash and cash equivalents	26.7	(90.1)	36.2
Cash and cash equivalents at beginning of year	229.7	319.8	283.6
Cash and Cash Equivalents at End of Year	$ 256.4	$ 229.7	$ 319.8

( ) Denotes use of cash

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

The J. M. Smucker Company

(Dollars in millions)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at May 1, 2010	119,119,152	$29.8	$4,575.1	$ 746.1	$(4.1)	$(20.6)	$5,326.3
Net income				479.5			479.5
Other comprehensive income						24.2	24.2
Comprehensive Income							503.7
Purchase of treasury shares	(5,832,423)	(1.5)	(225.6)	(162.0)			(389.1)
Stock plans (includes tax benefit of $7.3)	885,393	0.2	47.1				47.3
Cash dividends declared				(196.7)			(196.7)
Other					0.8		0.8
Balance at April 30, 2011	114,172,122	28.5	4,396.6	866.9	(3.3)	3.6	5,292.3
Net income				459.7			459.7
Other comprehensive income						(87.6)	(87.6)
Comprehensive Income							372.1
Purchase of treasury shares	(4,236,430)	(1.1)	(165.6)	(149.1)			(315.8)
Stock plans (includes tax benefit of $4.8)	349,023	0.2	30.2				30.4
Cash dividends declared				(216.3)			(216.3)
Other					0.7		0.7
Balance at April 30, 2012	110,284,715	27.6	4,261.2	961.2	(2.6)	(84.0)	5,163.4
Net income				544.2			544.2
Other comprehensive income						7.4	7.4
Comprehensive Income							551.6
Purchase of treasury shares	(4,062,682)	(1.0)	(158.5)	(204.7)			(364.2)
Stock plans (includes tax benefit of $2.9)	264,902		22.4				22.4
Cash dividends declared				(225.2)			(225.2)
Other					0.8		0.8
Balance at April 30, 2013	106,486,935	$26.6	$4,125.1	$1,075.5	$(1.8)	$(76.6)	$5,148.8

See notes to consolidated financial statements.

(Dollars in millions, unless otherwise noted, except per share data)

NOTE 1 ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires that we make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives and residual values for depreciation and amortization, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: We recognize revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectability is reasonably assured. Trade marketing and merchandising programs are classified as a reduction of sales. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.

Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to 26 percent of net sales in 2013, 2012, and 2011. These sales are primarily included in the two U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2013 and 2012, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $92.0 and $84.1, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As the total promotional expenditures, including amounts classified as a reduction of sales, represented 25 percent of net sales in 2013, a possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $131.6, $119.6, and $115.1 in 2013, 2012, and 2011, respectively.

Research and Development Costs: Total research and development costs were $24.7, $21.9, and $21.0 in 2013, 2012, and 2011, respectively.

Share-Based Payments: Share-based compensation expense is recognized on a straight-line basis over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service.

The following table summarizes amounts related to share-based payments.

	Year Ended April 30,		
	2013	2012	2011
Share-based compensation expense included in selling, distribution, and administrative expenses	$20.5	$19.3	$19.9
Share-based compensation expense included in other restructuring and merger and integration costs	0.8	2.5	4.4
Total share-based compensation expense	$21.3	$21.8	$24.3
Related income tax benefit	$ 7.1	$ 7.5	$ 8.1

As of April 30, 2013, total unrecognized share-based compensation cost related to nonvested share-based awards was $31.4. The weighted-average period over which this amount is expected to be recognized is 2.9 years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2013, 2012, and 2011, the actual tax-deductible benefit realized from share-based compensation was $2.9, $4.8, and $7.3, respectively, including $2.9, $4.8, and $7.0, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other – net, under financing activities in the Statements of Consolidated Cash Flows.

Defined Contribution Plans: We offer employee savings plans for domestic and Canadian employees. Our contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2013, 2012, and 2011 were $18.6, $16.1, and $16.4, respectively. For information on our defined benefit plans, see Note 8: Pensions and Other Postretirement Benefits.

Income Taxes: We account for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the applicable tax rate is recognized in income or expense in the period that the change is effective. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.

We account for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under FASB ASC 740, *Income Taxes*. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

In accordance with the requirements of FASB ASC 740, uncertain tax positions have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. We recognize net interest and penalties related to unrecognized tax benefits in income tax expense.

Cash and Cash Equivalents: We consider all short-term, highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, we extend credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. We evaluate our trade receivables and establish an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer's operating results or financial position, potentially making it unable to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after we determine the potential for recovery is remote. At April 30, 2013 and 2012, the allowance for doubtful accounts was $1.3 and $1.7, respectively. The net provision for the allowance for doubtful accounts decreased $0.4 and $0.2 in 2013 and 2012, respectively, and increased $0.4 in 2011. We believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect results other than as discussed in Major Customer.

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $64.0 and $78.3 at April 30, 2013 and 2012, respectively.

Derivative Financial Instruments: We utilize derivative instruments such as basis contracts, commodity futures and options contracts, foreign currency forwards and options, and interest rate swaps to manage exposures in commodity prices, foreign currency exchange rates, and interest rates. We have policies in place that define acceptable instrument types we may enter into and establish controls to limit our market risk exposure. We account for these derivative instruments in accordance with FASB ASC 815, *Derivatives and Hedging*, which requires all derivative instruments to be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recognized in shareholders' equity as a component of accumulated other comprehensive loss to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. Derivatives designated as fair value hedges that are used to hedge against changes in the fair value of the underlying long-term debt are recognized at fair value on the Consolidated Balance Sheets. Changes in the fair value of the derivative are recognized in the Statements of Consolidated Income and are offset by the change in the fair value of the underlying long-term debt. For additional information, see Note 12: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements). Coffee brew equipment is included in machinery and equipment in the Consolidated Balance Sheets and was $39.2 and $37.1 at April 30, 2013 and 2012, respectively.

We lease certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2013, 2012, and 2011 totaled $59.2, $56.5, and $57.6, respectively. As of April 30, 2013, our minimum operating lease obligations were as follows: $24.5 in 2014, $16.6 in 2015, $16.1 in 2016, $14.5 in 2017, and $13.7 in 2018.

In accordance with FASB ASC 360, *Property, Plant, and Equipment*, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows we estimate to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or estimated net realizable value.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of a business acquired. In accordance with FASB ASC 350, *Intangibles – Goodwill and Other*, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. We conduct our annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique is utilized to estimate the fair value of our reporting units and indefinite-lived intangible assets. We also use a market-based approach to estimate the fair value of our reporting units. For annual impairment testing purposes, we have six reporting units. The discount rates utilized in the cash flow analyses are developed using a weighted-average cost of capital methodology. In addition to the annual test, we test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note 7: Goodwill and Other Intangible Assets.

Marketable Securities and Other Investments: Under our investment policy, we may invest in debt securities deemed to be investment grade at the time of purchase for general corporate purposes. We determine the appropriate categorization of debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We typically categorize all debt securities as available for sale, as we have the intent to convert these investments into cash if and when needed. Classification of available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for operations in the upcoming year, which is consistent with the security's maturity date, if applicable.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. All available-for-sale marketable securities had matured or were sold prior to April 30, 2012, other than the funds associated with nonqualified retirement plans discussed below. Proceeds of $18.6 and $57.1 were realized upon maturity or sale of available-for-sale marketable securities in 2012 and 2011, respectively. We use specific identification to determine the basis on which securities are sold.

We also maintain funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2013 and 2012, the fair value of these investments was $48.8 and $36.2, respectively, and was included in other noncurrent assets. Included in accumulated other comprehensive loss at April 30, 2013 and 2012, were unrealized gains of $7.1 and $4.0, respectively. The related tax expense recognized in accumulated other comprehensive loss was $2.6 and $1.5 at April 30, 2013 and 2012, respectively.

Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss. Included in accumulated other comprehensive loss at April 30, 2013 and 2012, were foreign currency gains of $61.5 and $67.0, respectively.

Recently Issued Accounting Standards: In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, *Presentation of Comprehensive Income*, which eliminated the option to present the components of other comprehensive income as part of the statement of shareholders' equity and required the presentation of net income and other comprehensive income to be in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 did not change the components that are recognized in net income or other comprehensive income. ASU 2011-05 was effective in 2013, and we elected to present net income and other comprehensive income in two separate but consecutive statements. In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. ASU 2013-02 requires reclassification adjustments for items that are reclassified from accumulated other comprehensive income to net income be presented on the financial statements or in a note to the financial statements. ASU 2013-02 becomes effective in 2014 and will be applied prospectively. We do not anticipate that the adoption of ASU 2013-02 will impact our financial statements, but will expand our disclosures related to amounts reclassified out of accumulated other comprehensive income.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires the disclosure of both gross and net information about financial instruments and transactions eligible for offset in the consolidated balance sheet. In January 2013, the FASB issued ASU 2013-01, *Scope Clarification of Disclosures about Offsetting Assets and Liabilities*, which limits the scope of ASU 2011-11 to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. ASU 2011-11, as clarified by ASU 2013-01, will be effective for us on May 1, 2013, and will require retrospective application. We do not anticipate that the adoption of ASU 2011-11, as clarified by ASU 2013-01, will impact our financial statements, but will expand our disclosures related to financial instruments.

The FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, and ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, in September 2011 and July 2012, respectively. ASU 2011-08 and ASU 2012-02 simplify the guidance for testing impairment of goodwill and indefinite-lived intangible assets by allowing the option to perform a qualitative test to assess the likelihood that the estimated fair value is less than the carrying amount. ASU 2011-08 was effective for our February 1, 2013 annual impairment test. ASU 2012-02 will be effective for our February 1, 2014 annual impairment test, but early adoption is permitted. The adoption of ASU 2011-08 did not change the process for our February 1, 2013 impairment test and did not impact our financial statements or related disclosures. We do not anticipate that the adoption of ASU 2012-02 will change the process for our February 1, 2014 impairment test.

Risks and Uncertainties: The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The principal packaging materials we use are glass, plastic, steel cans, caps, carton board, and corrugate. The fruit and vegetable raw materials used in the production of our food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, speculative influences, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although we have elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary year to year, we believe that we will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. We have not historically encountered significant shortages of key raw materials. We consider our relationships with key material suppliers to be good.

Of our total employees, 28 percent are covered by union contracts at nine locations. The contracts vary in term depending on the location, with four contracts expiring in 2014, representing 8 percent of our total employees.

We insure our business and assets in each country against insurable risks, to the extent that we deem appropriate, based upon an analysis of the relative risks and costs.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE 2 ACQUISITIONS

On January 3, 2012, we completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of Sara Lee Corporation, including a liquid coffee manufacturing facility in Suffolk, Virginia, for $420.6 in an all-cash transaction. Utilizing proceeds from the 3.50 percent Senior Notes issued in October 2011, we paid Sara Lee Corporation, renamed The Hillshire Brands Company, $375.6, net of a working capital adjustment, and will pay an additional $50.0 in declining installments through June 2021, to a subsidiary of D.E Master Blenders 1753 N.V., an independent public company separated from The Hillshire Brands Company. The additional $50.0 obligation was included in other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets and was recognized at a present value of $45.0 as of the date of acquisition. During 2013, $10.0 was paid and included in other – net financing on the Statement of Consolidated Cash Flows.

Total one-time costs related to the acquisition are estimated to be approximately $28.0, consisting primarily of transition services provided by Sara Lee Corporation and employee separation and relocation costs, nearly all of which are cash related. We have incurred one-time costs of $25.5 through April 30, 2013, directly related to the merger and integration of the acquired business, and the charges were reported in other restructuring and merger and integration costs in the Statements of Consolidated Income. We incurred one-time costs of $11.3 in 2013 and we expect the remainder of the costs to be incurred through 2014.

The acquisition included the market-leading liquid coffee concentrate business sold under the licensed *Douwe Egberts®* brand, along with a variety of roast and ground coffee, cappuccino, tea, and cocoa products, sold through foodservice channels in North America. Liquid coffee concentrate adds a unique, high-quality, and technology-driven form of coffee to our existing foodservice product offering.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determined the estimated fair values based on independent appraisals, discounted cash flow analyses, and our own estimates. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, and, as such, the excess was allocated to goodwill. The amount allocated to goodwill was primarily attributable to anticipated synergies and market expansion.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:	
Cash and cash equivalents	$ 1.2
Other current assets	42.6
Property, plant, and equipment	92.8
Goodwill	149.9
Intangible assets	138.9
Other noncurrent assets	0.9
Total assets acquired	$426.3
Liabilities assumed:	
Current liabilities	$ 3.6
Noncurrent liabilities	2.1
Total liabilities assumed	$ 5.7
Net assets acquired	$420.6

Of the total goodwill assigned to the International, Foodservice, and Natural Foods segment, $133.6 is deductible for income tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:	
Customer relationships (10-year useful life)	$ 92.0
Technology (10-year useful life)	23.8
Trademarks (6-year weighted-average useful life)	23.1
Total intangible assets	$138.9

On May 16, 2011, we completed the acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. ("Rowland Coffee"), a privately-held company headquartered in Miami, Florida, for $362.8. The acquisition included a manufacturing, distribution, and office facility in Miami. We utilized cash on hand and borrowed $180.0 under our revolving credit facility to fund the transaction. In addition, we incurred one-time costs of $13.4 through April 30, 2013, directly related to the merger and integration of Rowland Coffee, which includes approximately $6.0 in noncash expense items that were reported in cost of products sold – restructuring and merger and integration. The remaining charges were reported in other restructuring and merger and integration costs in the Statements of Consolidated Income. Total one-time costs related to the acquisition are estimated to be approximately $25.0, including approximately $10.0 of noncash charges, primarily accelerated depreciation, associated with consolidating coffee production currently in Miami into our existing facilities in New Orleans, Louisiana. We incurred one-time costs of $2.7 in 2013 and we expect the remainder of the costs to be incurred through 2015.

The acquisition of Rowland Coffee, a leading producer of espresso coffee in the U.S., strengthens and broadens our leadership in the U.S. retail coffee category by adding the leading Hispanic brands, *Café Bustelo* and *Café Pilon*, to our portfolio of brands.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determined the estimated fair values based on independent appraisals, discounted cash flow analyses, and our own estimates. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, and, as such, the excess was allocated to goodwill. The amount allocated to goodwill was primarily attributable to anticipated synergies and market expansion. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:	
Current assets	$ 34.0
Property, plant, and equipment	29.2
Goodwill	91.7
Intangible assets	213.5
Total assets acquired	$368.4
Liabilities assumed:	
Current liabilities	$ 5.6
Total liabilities assumed	$ 5.6
Net assets acquired	$362.8

Goodwill of $84.8 and $6.9 was assigned to the U.S. Retail Coffee and the International, Foodservice, and Natural Foods segments, respectively. Of the total goodwill, $82.4 is deductible for income tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:	
Customer relationships (19-year weighted-average useful life)	$147.8
Trademark (10-year useful life)	1.6
Intangible assets with indefinite lives:	
Trademarks	64.1
Total intangible assets	$213.5

NOTE 3 EQUITY METHOD INVESTMENT

On March 26, 2012, we acquired a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. ("Seamild"), a privately-owned manufacturer and marketer of oats products headquartered in Guilin in the Guangxi province of China, for $35.9. Seamild's products, primarily oatmeal and oat-based cereals, are sold under the leading *Seamild* brand with distribution in retail channels throughout China. Seamild's portfolio of quality, trusted products aligns with our strategy of owning and marketing leading food brands.

The initial investment in Seamild was recorded at cost and is included in other noncurrent assets in the Consolidated Balance Sheets. The difference between the carrying amount of the investment and the underlying equity in net assets is primarily attributable to goodwill and other intangible assets. Under the equity method of accounting, the investment is adjusted for our proportionate share of earnings or losses, including consideration of basis differences resulting from the difference between the initial carrying amount of the investment and the underlying equity in net assets. The investment did not have a material impact on the International, Foodservice, and Natural Foods segment or the consolidated financial statements for the years ended April 30, 2013 and 2012.

NOTE 4 RESTRUCTURING

In calendar 2010, we announced plans to restructure our coffee, fruit spreads, and Canadian pickle and condiments operations as part of our ongoing efforts to enhance the long-term strength and profitability of our leading brands. The initiative included capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio; consolidation of coffee production in New Orleans, Louisiana; and the transition of pickle and condiments production to third-party manufacturers.

In addition, during 2013, we announced plans to expand capacity in order to support our growth objectives for the peanut and other nut butter businesses and increased our estimate of total anticipated restructuring costs from approximately $245.0 to $260.0. These additional costs primarily consist of site preparation and equipment relocation and production start-up costs. Production expansion will include converting the Memphis, Tennessee fruit spreads facility into a peanut butter plant. The Memphis facility was originally scheduled to close as part of the fruit spreads portion of the restructuring plan. Cumulative costs of $227.6 have been incurred through April 30, 2013. The majority of the remaining costs are anticipated to be recognized through 2015.

Upon conversion of the Memphis facility, we intend to relocate natural peanut butter production, currently produced at the New Bethlehem, Pennsylvania facility to the Memphis facility. The New Bethlehem facility will then be converted to produce specialty nut butters, which are currently produced by third-party manufacturers.

Upon completion, the restructuring plan will result in a reduction of approximately 850 full-time positions. As of April 30, 2013, approximately 80 percent of the 850 full-time positions have been reduced and the Sherman, Texas; Dunnville, Ontario; Delhi Township, Ontario; and Kansas City, Missouri facilities have been closed. The Ste. Marie, Quebec facility is anticipated to close in 2014.

The following table summarizes the restructuring activity, including the liabilities recorded and the total amount expected to be incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total expected restructuring charge	$102.0	$ 67.0	$42.5	$ 39.0	$ 9.5	$260.0
Balance at May 1, 2010	$ –	$ 1.1	$ –	$ –	$ –	$ 1.1
Charge to expense	53.6	36.0	6.2	5.2	1.0	102.0
Cash payments	–	(18.4)	(6.2)	(5.2)	(1.0)	(30.8)
Noncash utilization	(53.6)	(8.5)	–	–	–	(62.1)
Balance at April 30, 2011	$ –	$ 10.2	$ –	$ –	$ –	$ 10.2
Charge to expense	34.2	20.4	13.0	10.6	2.9	81.1
Cash payments	–	(13.8)	(13.0)	(10.6)	(2.9)	(40.3)
Noncash utilization	(34.2)	(8.0)	–	–	–	(42.2)
Balance at April 30, 2012	$ –	$ 8.8	$ –	$ –	$ –	$ 8.8
Charge to expense	8.2	3.4	13.4	10.8	3.0	38.8
Cash payments	–	(4.5)	(13.4)	(10.8)	(3.0)	(31.7)
Noncash utilization	(8.2)	–	–	–	–	(8.2)
Balance at April 30, 2013	$ –	$ 7.7	$ –	$ –	$ –	$ 7.7
Remaining expected restructuring charge	$ 2.1	$ 6.1	$ 9.5	$ 12.4	$ 2.3	$ 32.4

During the years ended April 30, 2013, 2012, and 2011, total restructuring charges of $38.8, $81.1, and $102.0, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $10.0, $38.6, and $54.1 were reported in cost of products sold – restructuring and merger and integration in the years ended April 30, 2013, 2012, and 2011, respectively. The remaining charges were reported in other restructuring and merger and integration costs. The restructuring costs classified as cost of products sold – restructuring and merger and integration primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that had been used at the affected production facilities prior to closure.

Employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are being recognized over the estimated future service period of the affected employees. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets. For additional information on the impact of the restructuring plan on defined benefit pension and other postretirement benefit plans not reflected in the table above, see Note 8: Pensions and Other Postretirement Benefits.

Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the restructuring initiative and are expensed as incurred.

NOTE 5 REPORTABLE SEGMENTS

We operate in one industry: the manufacturing and marketing of food products. We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of *Folgers, Dunkin' Donuts, Millstone, Café Bustelo*, and *Café Pilon* branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of *Jif, Smucker's, Pillsbury, Crisco, Martha White, Hungry Jack*, and *Eagle Brand* branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

Segment profit represents revenue, less direct and allocable operating expenses, and is consistent with the way in which we manage segments. However, we do not represent that the segments, if operated independently, would report the segment profit set forth below, as segment profit excludes certain operating expenses such as corporate administrative expenses. Segment assets represent direct and allocable assets, including certain corporate-held assets such as property, plant, and equipment, and are also set forth in the following table.

	Year Ended April 30,		
	2013	2012	2011
Net sales:			
U.S. Retail Coffee	$2,306.5	$2,297.7	$1,930.9
U.S. Retail Consumer Foods	2,214.8	2,094.5	1,953.0
International, Foodservice, and Natural Foods	1,376.4	1,133.6	941.8
Total net sales	$5,897.7	$5,525.8	$4,825.7
Segment profit:			
U.S. Retail Coffee	$ 607.5	$ 543.0	$ 536.1
U.S. Retail Consumer Foods	415.3	393.3	406.5
International, Foodservice, and Natural Foods	198.2	168.6	159.6
Total segment profit	$1,221.0	$1,104.9	$1,102.2
Interest expense – net	(93.4)	(79.8)	(67.1)
Share-based compensation expense	(20.5)	(19.3)	(19.9)
Cost of products sold – restructuring and merger and integration	(11.5)	(43.2)	(54.1)
Other restructuring and merger and integration costs	(42.8)	(72.5)	(59.1)
Other special project costs	(6.7)	—	—
Corporate administrative expenses	(229.1)	(191.6)	(184.8)
Other income – net	0.3	2.7	—
Income before income taxes	$ 817.3	$ 701.2	$ 717.2
Assets:			
U.S. Retail Coffee	$4,882.4	$5,033.6	$4,830.1
U.S. Retail Consumer Foods	2,618.2	2,612.7	2,416.0
International, Foodservice, and Natural Foods	1,201.3	1,179.6	684.4
Unallocated[(A)]	329.9	289.3	394.1
Total assets	$9,031.8	$9,115.2	$8,324.6
Depreciation, amortization, and impairment charges:			
U.S. Retail Coffee	$ 100.7	$ 102.3	$ 95.4
U.S. Retail Consumer Foods	47.1	46.7	43.3
International, Foodservice, and Natural Foods	63.7	37.7	41.7
Unallocated[(B)]	39.4	64.9	76.8
Total depreciation, amortization, and impairment charges	$ 250.9	$ 251.6	$ 257.2
Additions to property, plant, and equipment:			
U.S. Retail Coffee	$ 46.5	$ 86.9	$ 59.9
U.S. Retail Consumer Foods	85.1	159.5	88.2
International, Foodservice, and Natural Foods	74.9	27.8	32.0
Total additions to property, plant, and equipment	$ 206.5	$ 274.2	$ 180.1

(A) Primarily represents unallocated cash and cash equivalents and corporate-held investments.

(B) Primarily represents unallocated depreciation expense included in cost of products sold – restructuring and merger and integration and corporate administrative expense.

The following table presents certain geographical information.

	Year Ended April 30,		
	2013	2012	2011
Net sales:			
Domestic	$5,355.9	$5,014.7	$4,358.1
International:			
Canada	$ 459.5	$ 447.0	$ 409.7
All other international	82.3	64.1	57.9
Total international	$ 541.8	$ 511.1	$ 467.6
Total net sales	$5,897.7	$5,525.8	$4,825.7
Assets: (A)			
Domestic	$8,585.4	$8,683.5	$7,912.3
International:			
Canada	$ 396.3	$ 386.0	$ 406.6
All other international	50.1	45.7	5.7
Total international	$ 446.4	$ 431.7	$ 412.3
Total assets	$9,031.8	$9,115.2	$8,324.6
Long-lived assets (excluding goodwill and other intangible assets):			
Domestic	$1,234.7	$1,164.8	$ 886.0
International:			
Canada	$ 20.6	$ 28.1	$ 48.1
All other international	39.0	37.2	0.7
Total international	$ 59.6	$ 65.3	$ 48.8
Total long-lived assets (excluding goodwill and other intangible assets)	$1,294.3	$1,230.1	$ 934.8

(A) Amounts in 2012, previously recognized in domestic, were adjusted to reflect the Seamild equity investment as all other international. See Note 3: Equity Method Investment for additional information.

The following table presents product sales information.

	Year Ended April 30,		
	2013	2012	2011
Coffee	48%	48%	44%
Peanut butter	13	12	12
Fruit spreads	6	7	8
Shortening and oils	6	7	7
Baking mixes and frostings	6	6	6
Canned milk	4	5	5
Flour and baking ingredients	4	5	5
Juices and beverages	3	2	3
Frozen handheld	3	2	2
Portion control	2	2	3
Toppings and syrups	2	2	2
Other	3	2	3
Total product sales	100%	100%	100%

NOTE 6 EARNINGS PER SHARE

The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,		
	2013	2012	2011
Net income	$544.2	$459.7	$479.5
Net income allocated to participating securities	4.7	4.2	4.7
Net income allocated to common stockholders	$539.5	$455.5	$474.8
Weighted-average common shares outstanding	107,881,519	112,212,677	117,009,362
Dilutive effect of stock options	23,256	49,616	110,335
Weighted-average common shares outstanding – assuming dilution	107,904,775	112,262,293	117,119,697
Net income per common share	$ 5.00	$ 4.06	$ 4.06
Net income per common share – assuming dilution	$ 5.00	$ 4.06	$ 4.05

The following table reconciles the weighted-average common shares used in the basic and diluted earnings per share disclosures to the total weighted-average shares outstanding.

	Year Ended April 30,		
	2013	2012	2011
Weighted-average common shares outstanding	107,881,519	112,212,677	117,009,362
Weighted-average participating shares outstanding	946,378	1,051,274	1,156,389
Weighted-average shares outstanding	108,827,897	113,263,951	118,165,751
Dilutive effect of stock options	23,256	49,616	110,335
Weighted-average shares outstanding – assuming dilution	108,851,153	113,313,567	118,276,086

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of changes in goodwill during the years ended April 30, 2013 and 2012, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	International, Foodservice, and Natural Foods	Total
Balance at May 1, 2011	$1,635.4	$1,036.1	$141.2	$2,812.7
Acquisitions	84.8	—	156.8	241.6
Other	0.1	(0.9)	1.1	0.3
Balance at April 30, 2012	$1,720.3	$1,035.2	$299.1	$3,054.6
Other	—	(0.6)	(1.1)	(1.7)
Balance at April 30, 2013	**$1,720.3**	**$1,034.6**	**$298.0**	**$3,052.9**

The other amounts primarily represent foreign currency exchange during April 30, 2013 and 2012.

Other intangible assets and related accumulated amortization and impairment charges are as follows:

	April 30, 2013			April 30, 2012		
	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net
Finite-lived intangible assets subject to amortization:						
Customer and contractual relationships	$1,415.1	$314.8	$1,100.3	$1,415.1	$238.4	$1,176.7
Patents and technology	158.8	49.3	109.5	158.8	36.9	121.9
Trademarks	62.5	26.9	35.6	62.5	18.9	43.6
Total intangible assets subject to amortization	$1,636.4	$391.0	$1,245.4	$1,636.4	$294.2	$1,342.2
Indefinite-lived intangible assets not subject to amortization:						
Trademarks	$1,855.6	$ 11.6	$1,844.0	$1,855.6	$ 10.8	$1,844.8
Total other intangible assets	$3,492.0	$402.6	$3,089.4	$3,492.0	$305.0	$3,187.0

Amortization expense for finite-lived intangible assets was $96.6, $87.7, and $73.4 in 2013, 2012, and 2011, respectively. The weighted-average useful lives of the customer and contractual relationships, patents and technology, and trademarks are 19 years, 13 years, and 9 years, respectively. The weighted-average useful life of the total finite-lived intangible assets is 18 years. Based on the amount of intangible assets subject to amortization at April 30, 2013, the estimated amortization expense is $97.7 for 2014, $96.5 for both 2015 and 2016, $95.9 for 2017, and $91.8 for 2018.

We review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2013. Goodwill impairment is tested at the reporting unit level. We have six reporting units. No goodwill or other indefinite-lived intangible asset impairment was recognized as a result of the annual evaluation performed as of February 1, 2013. The estimated fair value of each reporting unit and other indefinite-lived intangible asset was substantially in excess of its carrying value as of the annual test date, with the exception of the *Crisco* trademark. A sensitivity analysis was performed on the *Crisco* trademark and yielded an estimated fair value slightly below carrying value resulting from a hypothetical 50 basis point increase in the discount rate and a 50 basis point decrease in the expected long-term growth rate. The *Crisco* trademark represents less than 10 percent of total other indefinite-lived intangible assets.

Nonrecurring fair value adjustments of $4.6 and $17.6 were recognized related to the impairment of certain intangible assets in 2012 and 2011, respectively. The impairment recognized in 2012 was related to a finite-lived trademark upon evaluation of the historical performance and future growth of this regional canned milk brand. The majority of the impairment recognized in 2011 was related to the *Europe's Best* trademark and customer relationship. In October 2011, we sold the *Europe's Best* frozen fruit and vegetable business, resulting in a loss of $11.3.

NOTE 8 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

We have defined benefit pension plans covering certain domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. Our plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, we sponsor several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Upon completion of the restructuring activity discussed in Note 4: Restructuring, approximately 850 full-time positions will be reduced. We have included the impact of the reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2013 and 2012. Included in the following tables are charges recognized for termination benefits, curtailment, and settlement as a result of the restructuring plan.

During 2013, a portion of our terminated pension participants received lump-sum cash settlements in order to reduce our future pension obligation and administrative costs. The charges related to the lump-sum cash settlements are included below in settlement loss and were reported in other special project costs in the Statement of Consolidated Income for the year ended April 30, 2013. The lump-sum offerings in 2013 conclude the pension settlement special project cost activities.

The following table summarizes the components of net periodic benefit cost and the change in accumulated other comprehensive loss related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	2013	2012	2011	2013	2012	2011
Service cost	$ 8.8	$ 8.1	$ 7.5	$ 2.5	$ 2.3	$ 1.6
Interest cost	23.9	26.2	25.5	3.0	3.1	2.8
Expected return on plan assets	(25.3)	(27.0)	(26.8)	—	—	—
Amortization of prior service cost (credit)	1.0	1.1	1.1	(0.4)	(0.4)	(0.5)
Amortization of net actuarial loss (gain)	13.1	9.4	10.3	—	—	(0.5)
Curtailment loss (gain)	—	1.1	4.1	—	(0.1)	—
Settlement loss	6.7	1.1	—	—	—	—
Termination benefit cost	—	1.8	8.4	—	2.0	2.4
Net periodic benefit cost	$ 28.2	$ 21.8	$ 30.1	$ 5.1	$ 6.9	$ 5.8
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive loss before income taxes:						
Prior service (cost) credit arising during the year	$ (4.0)	$ —	$ (0.4)	$ 9.6	$ —	$(0.9)
Net actuarial loss arising during the year	(20.5)	(82.1)	(13.5)	(4.5)	(4.2)	(7.8)
Amortization of prior service cost (credit)	1.0	1.1	1.1	(0.4)	(0.4)	(0.5)
Amortization of net actuarial loss (gain)	13.1	9.4	10.3	—	—	(0.5)
Curtailment loss (gain)	2.0	1.1	4.1	—	(0.1)	—
Settlement loss	6.7	1.1	—	—	—	—
Foreign currency translation	0.9	1.1	(2.0)	—	(0.1)	0.1
Net change for year	$ (0.8)	$(68.3)	$ (0.4)	$ 4.7	$(4.8)	$(9.6)
Weighted-average assumptions used in determining net periodic benefit costs:						
U.S. plans:						
Discount rate	4.70%	5.50%	5.80%	4.70%	5.50%	5.80%
Expected return on plan assets	7.00	7.00	7.50	—	—	—
Rate of compensation increase	4.12	4.14	4.15	—	—	—
Canadian plans:						
Discount rate	4.20%	5.00%	5.30%	4.20%	5.00%	5.30%
Expected return on plan assets	6.17	6.66	7.08	—	—	—
Rate of compensation increase	4.00	4.00	4.00	—	—	—

We use a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits' assets and benefit obligations. The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 561.7	$ 503.3	$ 68.8	$ 59.8
Service cost	8.8	8.1	2.5	2.3
Interest cost	23.9	26.2	3.0	3.1
Amendments	4.2	—	(9.6)	—
Actuarial loss	39.6	60.0	4.5	4.3
Participant contributions	0.5	0.5	1.5	1.4
Benefits paid	(43.6)	(28.5)	(3.7)	(3.6)
Foreign currency translation adjustments	(2.6)	(5.1)	(0.2)	(0.5)
Curtailment	(2.0)	0.4	—	(0.1)
Settlement	(14.8)	(5.0)	—	—
Termination benefit cost	—	1.8	—	2.0
Other adjustments	—	—	0.3	0.1
Benefit obligation at end of year	$ 575.7	$ 561.7	$ 67.1	$ 68.8
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 386.5	$ 407.6	$ —	$ —
Actual return on plan assets	44.2	5.2	—	—
Company contributions	40.0	11.4	2.2	2.2
Participant contributions	0.5	0.5	1.5	1.4
Benefits paid	(43.6)	(28.5)	(3.7)	(3.6)
Foreign currency translation adjustments	(2.1)	(4.7)	—	—
Settlement	(14.8)	(5.0)	—	—
Fair value of plan assets at end of year	$ 410.7	$ 386.5	$ —	$ —
Funded status of the plans	$(165.0)	$(175.2)	$(67.1)	$(68.8)
Defined benefit pensions	$(163.0)	$(147.6)	$ —	$ —
Accrued compensation	(2.0)	(27.6)	—	—
Postretirement benefits other than pensions	—	—	(67.1)	(68.8)
Net benefit liability	$(165.0)	$(175.2)	$(67.1)	$(68.8)

The following table summarizes amounts recognized in accumulated other comprehensive loss in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2013	2012	2013	2012
Net actuarial (loss) gain	$(202.1)	$(204.4)	$ (2.2)	$2.3
Prior service (cost) credit	(6.1)	(3.0)	10.9	1.7
Total recognized in accumulated other comprehensive loss	$(208.2)	$(207.4)	$ 8.7	$4.0

The related tax impact recognized in accumulated other comprehensive loss was a benefit of $68.2 and $69.2 at April 30, 2013 and 2012, respectively.

During 2014, we expect to recognize amortization of net actuarial losses and prior service cost of $13.0 and $0.2, respectively, in net periodic benefit cost.

The following table sets forth the weighted-average assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
April 30,	2013	2012	2013	2012
U.S. plans:				
Discount rate	3.99%	4.70%	3.80%	4.70%
Rate of compensation increase	4.12	4.14	—	—
Canadian plans:				
Discount rate	3.65%	4.20%	3.70%	4.20%
Rate of compensation increase	3.00	4.00	—	—

For 2014, the assumed health care trend rates are 7.5 percent and 6.0 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2019 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2013:

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$0.2	$0.2
Effect on benefit obligation	3.4	2.9

The following table sets forth selective information pertaining to our Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
Year Ended April 30,	2013	2012	2013	2012
Benefit obligation at end of year	$125.7	$125.7	$ 13.5	$ 13.3
Fair value of plan assets at end of year	107.1	104.5	—	—
Funded status of the plans	$ (18.6)	$ (21.2)	$(13.5)	$(13.3)
Components of net periodic benefit cost:				
Service cost	$ 1.3	$ 1.3	$ —	$ —
Interest cost	5.0	5.6	0.6	0.6
Expected return on plan assets	(6.2)	(7.0)	—	—
Amortization of net actuarial loss	1.7	3.0	—	—
Curtailment gain	—	—	—	(0.1)
Settlement loss	—	1.1	—	—
Net periodic benefit cost	$ 1.8	$ 4.0	$ 0.6	$ 0.5
Changes in plan assets:				
Company contributions	$ 5.0	$ 6.1	$ 0.9	$ 0.8
Participant contributions	0.4	0.5	—	—
Benefits paid	(9.4)	(9.3)	(0.9)	(0.8)
Actual return on plan assets	8.7	3.1	—	—
Foreign currency translation	(2.1)	(4.7)	—	—
Settlement loss	—	(5.0)	—	—

The following table sets forth additional information related to our defined benefit pension plans.

	April 30,	
	2013	2012
Accumulated benefit obligation for all pension plans	$539.0	$523.6
Plans with an accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	$539.0	$523.6
Fair value of plan assets	410.7	386.5
Plans with a projected benefit obligation in excess of plan assets:		
Projected benefit obligation	$575.7	$561.7
Fair value of plan assets	410.7	386.5

We employ a total return on investment approach for the defined benefit pension plans' assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans' assets, we consider the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies. The actual rate of return was 12.6 percent and 1.9 percent for the years ended April 30, 2013 and 2012, respectively.

The following tables summarize the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2013
Cash and cash equivalents[A]	$ 4.4	$ —	$ —	$ 4.4
Equity securities:				
U.S.[B]	97.2	16.8	—	114.0
International[C]	72.1	12.9	—	85.0
Fixed-income securities:				
Bonds[D]	147.7	—	—	147.7
Fixed income[E]	44.6	—	—	44.6
Other types of investments:[F]				
Private equity funds	—	—	15.0	15.0
Total financial assets measured at fair value	$366.0	$29.7	$15.0	$410.7

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2012
Cash and cash equivalents [A]	$ 14.0	$ —	$ —	$ 14.0
Equity securities:				
U.S. [B]	79.6	16.9	—	96.5
International [C]	65.4	13.0	—	78.4
Fixed-income securities:				
Bonds [D]	82.1	—	—	82.1
Fixed income [E]	76.9	—	—	76.9
Other types of investments: [F]				
Hedge funds	—	—	22.3	22.3
Private equity funds	—	—	16.3	16.3
Total financial assets measured at fair value	$318.0	$29.9	$38.6	$386.5

(A) This category includes money market holdings with maturities of three months or less and cash held in escrow for less than six months. These assets are classified as Level 1 and based on their short-term nature, carrying value approximates fair value.

(B) This category is invested primarily in a diversified portfolio of common stocks and index funds that invest in U.S. stocks with market capitalization ranges similar to those found in the various Russell Indexes and are traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(C) This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(D) This category seeks to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices for identical securities in active markets.

(E) In 2013, this category is comprised of fixed-income funds that invest primarily in government-related bonds of non-U.S. issuers and include investments in the Canadian market as well as emerging markets. In 2012, this category was comprised of a core fixed-income fund that invested at least 80 percent of its assets in investment-grade U.S. corporate and government fixed-income securities, including mortgage-backed securities. The Level 1 assets are valued using quoted market prices for identical securities in active markets.

(F) The hedge funds category is comprised of hedge funds of funds that invest in equity hedge, directional, relative value, and event-driven funds. The hedge funds have quarterly liquidity with 65 days' notice. All hedge funds were sold prior to April 30, 2013. The private equity funds category is comprised of one fund that consists primarily of limited partnership interests in corporate finance and venture capital funds. The private equity fund cannot be redeemed and return of principal is based on the liquidation of the underlying assets. Both the hedge funds and the private equity fund are classified as Level 3 assets and are valued based on each fund's net asset value ("NAV"). NAV is calculated based on the estimated fair value of the underlying investment funds within the portfolio and is corroborated by our review.

The following tables present a rollforward of activity for Level 3 assets.

	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2012	$ 22.3	$16.3	$ 38.6
Purchases and sales – net	(22.8)	1.1	(21.7)
Actual return on plan assets sold during the period	0.5	—	0.5
Actual return on plan assets still held at reporting date	—	(2.4)	(2.4)
Balance at April 30, 2013	**$ —**	**$15.0**	**$ 15.0**

	U.S. Equity Securities	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2011	$ 4.8	$ 37.4	$13.2	$ 55.4
Purchases and sales – net	3.0	(13.6)	1.1	(9.5)
Actual return on plan assets sold during the period	(7.8)	(0.9)	—	(8.7)
Actual return on plan assets still held at reporting date	—	(0.6)	2.0	1.4
Balance at April 30, 2012	$ —	$ 22.3	$16.3	$ 38.6

The current investment policy is to invest 47 percent of assets in equity securities, 47 percent in fixed-income securities, and 6 percent in other investments. Included in equity securities were 317,552 of our common shares at April 30, 2013 and 2012. The market value of these shares was $32.8 at April 30, 2013. We paid dividends of $0.6 on these shares during 2013.

We expect to contribute approximately $6.0 to the defined benefit pension plans in 2014. We expect the following payments to be made from the defined benefit pension and other postretirement benefit plans: $42.9 in 2014, $36.4 in 2015, $44.0 in 2016, $38.0 in 2017, $42.3 in 2018, and $211.9 in 2019 through 2023.

NOTE 9 SHARE-BASED PAYMENTS

We provide for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by our shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to our non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately, and along with dividends credited on those deferred stock units, are paid out in the form of common shares upon termination of service as a non-employee director. At April 30, 2013, there were 7,092,083 shares available for future issuance under this plan.

Under the 2010 Equity and Incentive Compensation Plan, we have the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.

Stock Options: The following table is a summary of our stock option activity and related information.

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2012	124,841	$42.18
Exercised	(77,408)	40.91
Outstanding and exercisable at April 30, 2013	**47,433**	**$44.26**

At April 30, 2013, the weighted-average remaining contractual term for stock options outstanding and exercisable was 2.3 years and the aggregate intrinsic value of these stock options was $2.8.

The total intrinsic value of options exercised during 2013, 2012, and 2011 was $3.4, $2.6, and $13.4, respectively.

Other Equity Awards: The following table is a summary of our restricted shares, deferred stock units, and performance units.

	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
Outstanding at May 1, 2012	990,990	$55.95	99,455	$ 76.37
Granted	109,770	76.37	106,666	100.54
Converted	99,455	76.37	(99,455)	76.37
Vested	(199,642)	59.01	—	—
Forfeited	(15,359)	57.36	—	—
Outstanding at April 30, 2013	**985,214**	**$59.64**	**106,666**	**$100.54**

The total fair value of equity awards other than stock options vested in 2013, 2012, and 2011 was $11.8, $22.7, and $17.7, respectively. The weighted-average grant date fair value of restricted shares and deferred stock units is the average of the high and the low share price on the date of grant. The weighted-average conversion date fair value of performance units is the average of the high and the low share price on the date of conversion to restricted shares. The following table summarizes the weighted-average fair values of the equity awards granted in 2013, 2012, and 2011.

Year Ended April 30,	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
2013	**109,770**	**$76.37**	**106,666**	**$100.54**
2012	152,180	78.32	99,455	76.37
2011	303,863	58.32	125,360	77.53

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted shares and deferred stock units generally vest four years from the date of grant or upon the attainment of a defined age and years of service, subject to certain retention requirements.

NOTE 10 DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	Year Ended April 30,	
	2013	2012
4.78% Senior Notes due June 1, 2014	**$ 100.0**	$ 100.0
6.12% Senior Notes due November 1, 2015	**24.0**	24.0
6.63% Senior Notes due November 1, 2018	**395.0**	397.9
3.50% Senior Notes due October 15, 2021	**748.8**	748.6
5.55% Senior Notes due April 1, 2022	**350.0**	400.0
4.50% Senior Notes due June 1, 2025	**400.0**	400.0
Total long-term debt	**$2,017.8**	$2,070.5
Current portion of long-term debt	**50.0**	50.0
Total long-term debt, less current portion	**$1,967.8**	$2,020.5

The 3.50 percent Senior Notes were issued in a public offering and the remaining Senior Notes were privately placed. The Senior Notes are unsecured and interest is paid semiannually. Scheduled payments are required on the 5.55 percent Senior Notes, of which $50.0 is due on April 1, 2014, and on the 4.50 percent Senior Notes, the first of which is $100.0 on June 1, 2020. During 2013, $50.0 was paid on the 5.55 percent Senior Notes as required. We may prepay at any time all or part of the Senior Notes at 100 percent of the principal amount thereof, together with accrued and unpaid interest, and any applicable make-whole amount. Interest paid totaled $97.7, $86.6, and $62.1 in 2013, 2012, and 2011, respectively.

We have a $1.0 billion revolving credit facility available with a group of nine banks that matures in July 2016. Our borrowings under the credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate, or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2013, we did not have a balance outstanding under the revolving credit facility. We had standby letters of credit of approximately $8.1 outstanding at April 30, 2013.

Our debt instruments contain certain financial covenant restrictions including consolidated net worth, a leverage ratio, and an interest coverage ratio. We are in compliance with all covenants.

NOTE 11 CONTINGENCIES

We, like other food manufacturers, are from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. We are currently a defendant in a variety of such legal proceedings. We cannot predict with certainty the ultimate results of these proceedings or reasonably determine a range of potential loss. Our policy is to accrue costs for contingent liabilities when such liabilities are probable and amounts can be reasonably estimated. Based on the information known to date, we do not believe the final outcome of these proceedings will have a material adverse effect on our financial position, results of operations, or cash flows.

NOTE 12 DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility related to these exposures, we enter into various derivative transactions. We have policies in place that define acceptable instrument types we may enter into and establish controls to limit our market risk exposure.

Commodity Price Management: We enter into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of key raw materials, notably green coffee, edible oils, and flour. We also enter into commodity futures and options contracts to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year.

Certain of our derivative instruments meet the hedge criteria and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. Cash flows related to qualifying hedges are classified consistently with the cash flows from the hedged item in the Statements of Consolidated Cash Flows. In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity's futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured and assessed at inception and on a monthly basis. The mark-to-market gains or losses on nonqualifying and ineffective portions of commodity hedges are recognized in cost of products sold immediately.

The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument. Thus, we would expect that any gain or loss in the estimated fair value of the derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.

Foreign Currency Exchange Rate Hedging: We utilize foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets in Canada. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for hedge accounting treatment. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive loss. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings.

Interest Rate Hedging: We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap would be recognized at fair value on the balance sheet and changes in the fair value would be recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no impact on earnings. There were no interest rate swaps outstanding at April 30, 2013 and 2012.

The following table sets forth the fair value of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2013		April 30, 2012	
	Other Current Assets	Other Current Liabilities	Other Current Assets	Other Current Liabilities
Derivatives designated as hedging instruments:				
Commodity contracts	$2.1	$2.0	$ 6.6	$19.5
Total derivatives designated as hedging instruments	$2.1	$2.0	$ 6.6	$19.5
Derivatives not designated as hedging instruments:				
Commodity contracts	$3.6	$2.3	$ 3.1	$ 3.6
Foreign currency exchange contracts	0.7	0.2	0.4	1.0
Total derivatives not designated as hedging instruments	$4.3	$2.5	$ 3.5	$ 4.6
Total derivative instruments	$6.4	$4.5	$10.1	$24.1

We have elected to not offset fair value amounts recognized for commodity derivative instruments and the cash margin accounts executed with the same counterparty. We maintained cash margin accounts of $5.5 and $32.5 at April 30, 2013 and 2012, respectively, that are included in other current assets in the Consolidated Balance Sheets.

The following table presents information on pre-tax commodity contract net gains and losses recognized on derivatives designated as cash flow hedges.

	Year Ended April 30,	
	2013	2012
Losses recognized in other comprehensive income (loss) (effective portion)	$(27.5)	$(31.8)
(Losses) gains reclassified from accumulated other comprehensive loss to cost of products sold (effective portion)	(39.6)	1.9
Change in accumulated other comprehensive loss	$ 12.1	$(33.7)
Losses recognized in cost of products sold (ineffective portion)	$ (0.9)	$ (0.9)

Included as a component of accumulated other comprehensive loss at April 30, 2013 and 2012, were deferred pre-tax net losses of $12.2 and $24.3, respectively, related to commodity contracts. The related tax impact recognized in accumulated other comprehensive loss was a benefit of $4.4 and $8.8 at April 30, 2013 and 2012, respectively. The entire amount of the deferred net loss included in accumulated other comprehensive loss at April 30, 2013, is expected to be recognized in earnings within one year as the related commodity is sold.

The following table presents information on the pre-tax losses recognized on the interest rate swap designated as a cash flow hedge.

	Year Ended April 30,	
	2013	2012
Losses recognized in other comprehensive income (loss) (effective portion)	$ —	$(6.2)
Losses reclassified from accumulated other comprehensive loss to interest expense (effective portion)	(0.5)	(0.3)
Change in accumulated other comprehensive loss	$ 0.5	$(5.9)

Included as a component of accumulated other comprehensive loss at April 30, 2013 and 2012, were deferred pre-tax losses of $5.4 and $5.9, respectively, related to the interest rate swap that was terminated in October 2011. The related tax benefit recognized in accumulated other comprehensive loss was $1.9 and $2.1 at April 30, 2013 and 2012, respectively. Approximately $0.6 of the pre-tax loss will be recognized over the next 12 months.

The following table presents the net realized and unrealized gains and losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,	
	2013	2012
Unrealized gains (losses) on commodity contracts	$ 6.1	$ (7.8)
Unrealized gains (losses) on foreign currency exchange contracts	0.5	(0.8)
Total unrealized gains (losses) recognized in cost of products sold	$ 6.6	$ (8.6)
Realized (losses) gains on commodity contracts	$(1.5)	$24.1
Realized gains on foreign currency exchange contracts	0.8	1.8
Total realized (losses) gains recognized in cost of products sold	$(0.7)	$25.9
Total gains recognized in cost of products sold	$ 5.9	$17.3

The following table presents the gross contract notional value of outstanding derivative contracts.

	Year Ended April 30,	
	2013	2012
Commodity contracts	$347.6	$983.4
Foreign currency exchange contracts	56.8	94.4

NOTE 13 OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments, other than derivatives, that potentially subject us to significant concentrations of credit risk consist principally of cash investments and trade receivables. The carrying value of these financial instruments approximates fair value. With respect to trade receivables, we believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect our results other than as discussed in Major Customer of Note 1: Accounting Policies. We do not require collateral from our customers. Our other financial instruments, with the exception of long-term debt, are recognized at estimated fair value in the Consolidated Balance Sheets.

The following table provides information on the carrying amount and fair value of our financial instruments.

	April 30, 2013		April 30, 2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments	$ 48.8	$ 48.8	$ 36.2	$ 36.2
Derivative financial instruments – net	1.9	1.9	(14.0)	(14.0)
Long-term debt	(2,017.8)	(2,388.1)	(2,070.5)	(2,443.5)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

The following tables summarize the fair values and the levels within the fair value hierarchy in which the fair value measurements fall for our financial instruments.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2013
Other investments: [A]				
Equity mutual funds	$ 21.6	$ —	$ —	$ 21.6
Municipal obligations	—	26.6	—	26.6
Other investments	0.6	—	—	0.6
Derivatives: [B]				
Commodity contracts – net	0.7	0.7	—	1.4
Foreign currency exchange contracts – net	—	0.5	—	0.5
Long-term debt [C]	(803.6)	(1,584.5)	—	(2,388.1)
Total financial instruments measured at fair value	$(780.7)	$(1,556.7)	$ —	$(2,337.4)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2012
Other investments:[A]				
Equity mutual funds	$ 14.7	$ —	$ —	$ 14.7
Municipal obligations	—	20.4	—	20.4
Other investments	1.1	—	—	1.1
Derivatives:[B]				
Commodity contracts – net	(12.8)	(0.6)	—	(13.4)
Foreign currency exchange contracts – net	—	(0.6)	—	(0.6)
Long-term debt[C]	(777.0)	(1,666.5)	—	(2,443.5)
Total financial instruments measured at fair value	$(774.0)	$(1,647.3)	$ —	$(2,421.3)

(A) Other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets and municipal obligations valued by a third party using valuation techniques that utilize inputs which are derived principally from or corroborated by observable market data. As of April 30, 2013, our municipal obligations are scheduled to mature as follows: $1.0 in 2014, $2.2 in 2015, $0.6 in 2016, $1.8 in 2017, and the remaining $21.0 in 2018 and beyond.

(B) Level 1 derivatives are valued using quoted market prices for identical instruments in active markets. The Level 2 derivatives are valued using quoted prices for similar assets or liabilities in active markets. For additional information, see Note 12: Derivative Financial Instruments.

(C) Long-term debt is comprised of public Senior Notes classified as Level 1 and private Senior Notes classified as Level 2. The public Senior Notes are traded in an active secondary market and valued using quoted prices. The value of the private Senior Notes is based on the net present value of each interest and principal payment calculated, utilizing an interest rate derived from a fair market yield curve. For additional information, see Note 10: Debt and Financing Arrangements.

NOTE 14 INCOME TAXES

Income (loss) before income taxes is as follows:

	Year Ended April 30,		
	2013	2012	2011
Domestic	$791.9	$706.4	$729.7
Foreign	25.4	(5.2)	(12.5)
Income before income taxes	$817.3	$701.2	$717.2

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2013	2012	2011
Current:			
Federal	$262.1	$228.2	$271.4
Foreign	6.1	6.8	4.6
State and local	20.5	23.7	21.5
Deferred:			
Federal	(15.6)	(10.2)	(51.0)
Foreign	0.9	(6.9)	(7.3)
State and local	(0.9)	(0.1)	(1.5)
Total income tax expense	$273.1	$241.5	$237.7

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,		
Percent of Pretax Income	2013	2012	2011
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**1.8**	2.3	2.2
Domestic manufacturing deduction	**(3.1)**	(3.1)	(3.8)
Other items – net	**(0.3)**	0.2	(0.3)
Effective income tax rate	**33.4%**	34.4%	33.1%
Income taxes paid	**$279.2**	$257.8	$366.0

We are a voluntary participant in the Compliance Assurance Process ("CAP") program offered by the Internal Revenue Service ("IRS") and are currently under a CAP examination for the tax year ended April 30, 2013. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows us to remain current with our IRS examinations. The IRS has completed the CAP examinations for tax years ended April 30, 2010, April 30, 2011, and April 30, 2012. Tax years prior to 2010 are no longer subject to U.S. federal tax examination. With limited exceptions, we are no longer subject to examination for state and local jurisdictions for tax years prior to 2008 and for tax years prior to 2006 for foreign jurisdictions.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of our deferred tax assets and liabilities are as follows:

	April 30,	
	2013	2012
Deferred tax liabilities:		
Intangible assets	**$1,019.6**	$1,021.9
Property, plant, and equipment	**94.4**	102.6
Other	**9.4**	8.1
Total deferred tax liabilities	**$1,123.4**	$1,132.6
Deferred tax assets:		
Post-employment and other employee benefits	**$ 116.3**	$ 107.5
Tax credit and loss carryforwards	**1.5**	2.5
Intangible assets	**5.4**	3.4
Other	**37.7**	40.7
Total deferred tax assets	**$ 160.9**	$ 154.1
Net deferred tax liability	**$ 962.5**	$ 978.5

The following table summarizes state and foreign loss and credit carryforwards at April 30, 2013.

	Related Tax Deduction	Deferred Tax Asset	Expiration Date
Tax carryforwards:			
State loss carryforwards	$1.0	$0.1	2014 to 2030
State tax credit carryforwards	—	1.3	2019
Foreign jurisdictional tax credit carryforwards	—	0.1	2015
Total tax carryforwards	**$1.0**	**$1.5**	

Deferred income taxes have not been provided on approximately $250.0 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Our unrecognized tax benefits as of April 30, 2013 and 2012, were $29.7 and $24.0, respectively. Of the unrecognized tax benefits, $20.6 and $16.4 would affect the effective tax rate, if recognized, as of April 30, 2013 and 2012, respectively. Our accrual for tax-related net interest and penalties totaled $2.0 and $1.7 as of April 30, 2013 and 2012, respectively. The amount of tax-related net interest and penalties charged to earnings totaled $0.3 and $0.1 during 2013 and 2012, respectively. Interest credited to earnings totaled $0.5 during 2011.

Within the next 12 months, it is reasonably possible that we could decrease our unrecognized tax benefits by an estimated $3.1, primarily as a result of the expiration of statute of limitations periods.

A reconciliation of our unrecognized tax benefits is as follows:

	2013	2012
Balance at May 1,	**$24.0**	$20.3
Increases:		
Current year tax positions	**4.8**	3.6
Prior year tax positions	**2.5**	2.1
Foreign currency translation	**—**	0.2
Decreases:		
Prior year tax positions	**0.2**	—
Settlement with tax authorities	**1.0**	0.3
Expiration of statute of limitations periods	**0.4**	1.9
Balance at April 30,	**$29.7**	$24.0

NOTE 15 GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

In October 2011, we filed a registration statement on Form S-3 registering certain securities described therein, including debt securities which are guaranteed by certain of our subsidiaries. We issued $750.0 of 3.50 percent Senior Notes pursuant to the registration statement that are fully and unconditionally guaranteed, on a joint and several basis, by J. M. Smucker LLC and The Folgers Coffee Company (the "subsidiary guarantors"), which are 100 percent wholly-owned subsidiaries of the Company. A subsidiary guarantor will be released from its obligations under the indenture governing the notes (a) if we exercise our legal or covenant defeasance option or if our obligations under the indenture are discharged in accordance with the terms of the indenture or (b) upon delivery of an officer's certificate to the trustee that the subsidiary guarantor does not guarantee our obligations under any of our other primary senior indebtedness and that any other guarantees of such primary senior indebtedness of the subsidiary guarantor have been released other than through discharges as a result of payment by such guarantor on such guarantees.

Condensed consolidated financial information for the Company, the subsidiary guarantors, and the non-guarantor subsidiaries is provided below. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, including transactions with our 100 percent wholly-owned subsidiary guarantors and non-guarantor subsidiaries. We have accounted for investments in subsidiaries using the equity method.

CONDENSED STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME

	Year Ended April 30, 2013				
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$4,447.6	$1,296.4	$5,430.3	$(5,276.6)	$5,897.7
Cost of products sold	3,957.3	1,190.6	4,015.0	(5,292.8)	3,870.1
Gross Profit	490.3	105.8	1,415.3	16.2	2,027.6
Selling, distribution, and administrative expenses, restructuring, merger and integration costs, and other special project costs	199.0	42.9	781.5	—	1,023.4
Amortization	4.8	—	92.0	—	96.8
Other operating (income) expense – net	(2.7)	(2.2)	1.9	—	(3.0)
Operating Income	289.2	65.1	539.9	16.2	910.4
Interest (expense) income – net	(94.4)	1.2	(0.2)	—	(93.4)
Other income (expense) – net	0.7	1.1	(1.5)	—	0.3
Equity in net earnings of subsidiaries	408.6	156.7	66.4	(631.7)	—
Income Before Income Taxes	604.1	224.1	604.6	(615.5)	817.3
Income taxes	59.9	0.4	212.8	—	273.1
Net Income	$ 544.2	$ 223.7	$ 391.8	$ (615.5)	$ 544.2
Other comprehensive income, net of tax	7.4	9.0	4.1	(13.1)	7.4
Comprehensive Income	$ 551.6	$ 232.7	$ 395.9	$ (628.6)	$ 551.6

CONDENSED STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME

Year Ended April 30, 2012

	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$4,302.7	$1,547.8	$3,822.4	$(4,147.1)	$5,525.8
Cost of products sold	3,741.0	1,408.8	2,682.7	(4,151.9)	3,680.6
Gross Profit	561.7	139.0	1,139.7	4.8	1,845.2
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	243.4	61.5	660.3	—	965.2
Amortization and impairment charges	11.2	—	81.5	—	92.7
Other operating (income) expense – net	(1.3)	(1.3)	11.6	—	9.0
Operating Income	308.4	78.8	386.3	4.8	778.3
Interest (expense) income – net	(80.7)	3.0	(2.1)	—	(79.8)
Other income (expense) – net	1,404.4	0.4	(3.6)	(1,398.5)	2.7
Equity in net earnings of subsidiaries	(1,095.0)	184.2	79.2	831.6	—
Income Before Income Taxes	537.1	266.4	459.8	(562.1)	701.2
Income taxes	77.3	1.2	163.0	—	241.5
Net Income	$ 459.8	$ 265.2	$ 296.8	$ (562.1)	$ 459.7
Other comprehensive loss, net of tax	(87.7)	(23.1)	(49.8)	73.0	(87.6)
Comprehensive Income	$ 372.1	$ 242.1	$ 247.0	$ (489.1)	$ 372.1

CONDENSED STATEMENTS OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME

Year Ended April 30, 2011

	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,880.9	$2,805.6	$3,759.8	$(5,620.6)	$4,825.7
Cost of products sold	3,196.8	2,546.5	2,884.8	(5,600.9)	3,027.2
Gross Profit	684.1	259.1	875.0	(19.7)	1,798.5
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	216.7	79.3	626.2	—	922.2
Amortization and impairment charges	5.2	64.6	21.6	—	91.4
Other operating (income) expense – net	(0.7)	(2.6)	3.9	—	0.6
Operating Income	462.9	117.8	223.3	(19.7)	784.3
Interest (expense) income – net	(67.7)	3.4	(2.8)	—	(67.1)
Other (expense) income – net	(1.3)	1.7	(0.4)	—	—
Equity in net earnings of subsidiaries	203.1	83.9	67.3	(354.3)	—
Income Before Income Taxes	597.0	206.8	287.4	(374.0)	717.2
Income taxes	117.5	21.8	98.4	—	237.7
Net Income	$ 479.5	$ 185.0	$ 189.0	$ (374.0)	$ 479.5
Other comprehensive income (loss), net of tax	24.2	(45.9)	30.6	15.3	24.2
Comprehensive Income	$ 503.7	$ 139.1	$ 219.6	$ (358.7)	$ 503.7

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2013				
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 108.0	$ —	$ 148.4	$ —	$ 256.4
Inventories	—	225.9	733.2	(13.6)	945.5
Other current assets	320.4	3.3	69.6	—	393.3
Total Current Assets	428.4	229.2	951.2	(13.6)	1,595.2
Property, Plant, and Equipment – Net	230.9	445.1	466.5	—	1,142.5
Investments in Subsidiaries	7,950.9	3,856.6	146.6	(11,954.1)	—
Intercompany	(2,504.5)	324.8	941.3	1,238.4	—
Other Noncurrent Assets					
Goodwill	1,082.0	—	1,970.9	—	3,052.9
Other intangible assets – net	509.8	—	2,579.6	—	3,089.4
Other noncurrent assets	72.0	13.7	66.1	—	151.8
Total Other Noncurrent Assets	1,663.8	13.7	4,616.6	—	6,294.1
Total Assets	$ 7,769.5	$4,869.4	$7,122.2	$(10,729.3)	$9,031.8
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities	$ 317.8	$ 104.9	$ 174.1	$ —	$ 596.8
Noncurrent Liabilities					
Long-term debt	1,967.8	—	—	—	1,967.8
Deferred income taxes	97.5	—	889.7	—	987.2
Other noncurrent liabilities	237.6	18.1	75.5	—	331.2
Total Noncurrent Liabilities	2,302.9	18.1	965.2	—	3,286.2
Total Liabilities	2,620.7	123.0	1,139.3	—	3,883.0
Total Shareholders' Equity	5,148.8	4,746.4	5,982.9	(10,729.3)	5,148.8
Total Liabilities and Shareholders' Equity	$ 7,769.5	$4,869.4	$7,122.2	$(10,729.3)	$9,031.8

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2012				
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets					
Cash and cash equivalents	$ 108.3	$ —	$ 121.4	$ —	$ 229.7
Inventories	—	161.5	815.0	(14.9)	961.6
Other current assets	334.2	3.5	114.5	—	452.2
Total Current Assets	442.5	165.0	1,050.9	(14.9)	1,643.5
Property, Plant, and Equipment – Net	220.4	389.1	486.6	—	1,096.1
Investments in Subsidiaries	7,544.3	3,688.9	104.1	(11,337.3)	—
Intercompany	(1,859.8)	552.2	598.5	709.1	—
Other Noncurrent Assets					
Goodwill	981.6	—	2,073.0	—	3,054.6
Other intangible assets – net	435.7	—	2,751.3	—	3,187.0
Other noncurrent assets	60.0	11.1	62.9	—	134.0
Total Other Noncurrent Assets	1,477.3	11.1	4,887.2	—	6,375.6
Total Assets	$ 7,824.7	$4,806.3	$7,127.3	$(10,643.1)	$9,115.2
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities	$ 323.6	$ 101.7	$ 191.6	$ —	$ 616.9
Noncurrent Liabilities					
Long-term debt	2,020.5	—	—	—	2,020.5
Deferred income taxes	104.8	0.3	887.6	—	992.7
Other noncurrent liabilities	212.4	20.0	89.3	—	321.7
Total Noncurrent Liabilities	2,337.7	20.3	976.9	—	3,334.9
Total Liabilities	2,661.3	122.0	1,168.5	—	3,951.8
Total Shareholders' Equity	5,163.4	4,684.3	5,958.8	(10,643.1)	5,163.4
Total Liabilities and Shareholders' Equity	$ 7,824.7	$4,806.3	$7,127.3	$(10,643.1)	$9,115.2

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

Year Ended April 30, 2013	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 206.6	$ 53.9	$ 595.3	$ —	**$ 855.8**
Investing Activities					
Additions to property, plant, and equipment	(33.6)	(103.1)	(69.8)	—	**(206.5)**
Proceeds from disposal of property, plant, and equipment	—	0.1	3.2	—	**3.3**
Other – net	(9.5)	3.4	23.7	—	**17.6**
Net Cash Used for Investing Activities	(43.1)	(99.6)	(42.9)	—	**(185.6)**
Financing Activities					
Repayments of long-term debt	(50.0)	—	—	—	**(50.0)**
Quarterly dividends paid	(222.8)	—	—	—	**(222.8)**
Purchase of treasury shares	(364.2)	—	—	—	**(364.2)**
Proceeds from stock option exercises	2.2	—	—	—	**2.2**
Investments in subsidiaries	2.1	(181.7)	179.6	—	**—**
Intercompany	465.4	227.4	(692.8)	—	**—**
Other – net	3.5	—	(9.7)	—	**(6.2)**
Net Cash (Used for) Provided by Financing Activities	(163.8)	45.7	(522.9)	—	**(641.0)**
Effect of exchange rate changes on cash	—	—	(2.5)	—	**(2.5)**
Net (decrease) increase in cash and cash equivalents	(0.3)	—	27.0	—	**26.7**
Cash and cash equivalents at beginning of year	108.3	—	121.4	—	**229.7**
Cash and Cash Equivalents at End of Year	$ 108.0	$ —	$ 148.4	$ —	**$ 256.4**

( ) Denotes use of cash

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended April 30, 2012				
	The J.M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by (Used for) Operating Activities	$ 1,622.9	$ 165.0	$(1,057.0)	$ —	$ 730.9
Investing Activities					
Businesses acquired, net of cash acquired	—	—	(737.3)	—	(737.3)
Additions to property, plant, and equipment	(53.0)	(133.6)	(87.6)	—	(274.2)
Equity investment in affiliate	—	—	(35.9)	—	(35.9)
Proceeds from divestiture	—	—	9.3	—	9.3
Sales and maturities of marketable securities	18.6	—	—	—	18.6
Proceeds from disposal of property, plant, and equipment	0.2	0.4	3.4	—	4.0
Other – net	—	(3.5)	(16.9)	—	(20.4)
Net Cash Used for Investing Activities	(34.2)	(136.7)	(865.0)	—	(1,035.9)
Financing Activities					
Proceeds from long-term debt	748.6	—	—	—	748.6
Quarterly dividends paid	(213.7)	—	—	—	(213.7)
Purchase of treasury shares	(315.8)	—	—	—	(315.8)
Proceeds from stock option exercises	2.8	—	—	—	2.8
Investments in subsidiaries	(2,935.4)	3,691.9	(756.5)	—	—
Intercompany	1,028.6	(3,720.2)	2,691.6	—	—
Other – net	(2.3)	—	—	—	(2.3)
Net Cash (Used for) Provided by Financing Activities	(1,687.2)	(28.3)	1,935.1	—	219.6
Effect of exchange rate changes on cash	—	—	(4.7)	—	(4.7)
Net (decrease) increase in cash and cash equivalents	(98.5)	—	8.4	—	(90.1)
Cash and cash equivalents at beginning of year	206.8	—	113.0	—	319.8
Cash and Cash Equivalents at End of Year	$ 108.3	$ —	$ 121.4	$ —	$ 229.7

( ) Denotes use of cash

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

Year Ended April 30, 2011	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 212.4	$ 93.0	$ 86.2	$ —	$ 391.6
Investing Activities					
Additions to property, plant, and equipment	(59.1)	(53.4)	(67.6)	—	(180.1)
Purchases of marketable securities	(75.6)	—	—	—	(75.6)
Sales and maturities of marketable securities	57.1	—	—	—	57.1
Proceeds from disposal of property, plant, and equipment	1.1	0.3	4.4	—	5.8
Other – net	—	—	(0.1)	—	(0.1)
Net Cash Used for Investing Activities	(76.5)	(53.1)	(63.3)	—	(192.9)
Financing Activities					
Repayments of long-term debt	(10.0)	—	—	—	(10.0)
Proceeds from long-term debt	400.0	—	—	—	400.0
Quarterly dividends paid	(194.0)	—	—	—	(194.0)
Purchase of treasury shares	(389.1)	—	—	—	(389.1)
Proceeds from stock option exercises	14.5	—	—	—	14.5
Investments in subsidiaries	419.9	(17.5)	(402.4)	—	—
Intercompany	(395.7)	(22.4)	418.1	—	—
Other – net	7.6	—	0.6	—	8.2
Net Cash (Used for) Provided by Financing Activities	(146.8)	(39.9)	16.3	—	(170.4)
Effect of exchange rate changes on cash	—	—	7.9	—	7.9
Net (decrease) increase in cash and cash equivalents	(10.9)	—	47.1	—	36.2
Cash and cash equivalents at beginning of year	217.7	—	65.9	—	283.6
Cash and Cash Equivalents at End of Year	$ 206.8	$ —	$ 113.0	$ —	$ 319.8

( ) Denotes use of cash

NOTE 16 COMMON SHARES

Voting: The Amended Articles of Incorporation ("Articles") provide that each holder of a common share outstanding is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of the Company;
- the adoption of any amendment of our Articles or Amended Regulations, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of our common shares are entitled or expands the matters to which time-phased voting applies;
- any proposal or other action to be taken by our shareholders relating to the Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A. or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of us or any of our subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of our assets;
- any matter submitted to our shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of our outstanding common shares) of the Articles, as they may be further amended, or any issuance of our common shares for which shareholder approval is required by applicable stock exchange rules; and
- any matter relating to the issuance of our common shares or the repurchase of our common shares that the Board determines is required or appropriate to be submitted to our shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:

- common shares for which there has not been a change in beneficial ownership in the past four years; or
- common shares received through our various equity plans which have not been sold or otherwise transferred.

In the event of a change in beneficial ownership, the new owner of that common share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders' Rights Plan: Pursuant to a Shareholders' Rights Plan adopted by the Board of Directors on May 20, 2009, one share purchase right is associated with each of our outstanding common shares.

Under the plan, the rights will initially trade together with our common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire our common shares at a discounted price if a person or group acquires 10 percent or more of our outstanding common shares. Rights held by persons who exceed the applicable threshold will be void. Shares held by members of the Smucker family are not subject to the threshold. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, we would issue one common share for each right, in each case subject to adjustment in certain circumstances.

Our directors may, at their option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 3, 2019, unless earlier redeemed, exchanged, or amended by the directors.

Repurchase Programs: We repurchased 4.0 million common shares for $359.4 in 2013, approximately 4.1 million common shares for $305.3 in 2012, and approximately 5.7 million common shares for $381.5 in 2011.

At April 30, 2013, approximately 4.9 million common shares were available for repurchase under the Board of Directors' most recent authorization. Subsequent to April 30, 2013, we repurchased approximately 0.6 million common shares for $60.8, utilizing proceeds of $29.0 from our revolving credit facility. Approximately 4.3 million shares remain available for repurchase as of June 18, 2013.

SHAREHOLDER INFORMATION

CORPORATE OFFICE

The J. M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

STOCK LISTING

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM.

CORPORATE WEBSITE

To learn more about The J. M. Smucker Company, visit smuckers.com. To access financial information about the Company, visit smuckers.com/investors.

ANNUAL MEETING

The annual meeting will be held at 11:00 a.m. Eastern Time, Wednesday, August 14, 2013, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

CORPORATE NEWS AND REPORTS

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on our website. They are also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Attention: Corporate Secretary
One Strawberry Lane
Orrville, Ohio 44667

CERTIFICATIONS

Our Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards. We have also filed with the Securities and Exchange Commission certain certifications relating to the quality of our public disclosures. These certifications are filed as exhibits to our Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 36 in the "Management's Discussion and Analysis" section.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Akron, Ohio

DIVIDENDS

Our Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. Our dividend disbursement agent is Computershare Investor Services, LLC.

SHAREHOLDER SERVICES

Our transfer agent and registrar, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:

- Shareholder investment program (CIPSM)
  - Direct purchase of our common shares
  - Dividend reinvestment
  - Automatic monthly cash investments
- Book-entry share ownership
- Share transfer matters (including name changes, gifting, and inheritances)
- Direct deposit of dividend payments
- Nonreceipt of dividend checks
- Lost share certificates
- Changes of address
- Online shareholder account access
- Form 1099 income inquiries (including requests for duplicate copies)

Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Telephone: (800) 456-1169
Telephone outside U.S., Canada, and Puerto Rico: (312) 360-5254
Website: computershare.com/investor


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SMUCKER'S

THE J. M. SMUCKER COMPANY

One Strawberry Lane / Orrville, Ohio 44667 / (330) 682-3000
smuckers.com